Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among:

JUNO THERAPEUTICS, INC.,

a Delaware corporation;

CELGENE CORPORATION,

a Delaware corporation; and

BLUE MAGPIE CORPORATION,

a Delaware corporation

Dated as of January 21, 2018

TABLE OF CONTENTS

SECTION 1

THE OFFER

1.1	The Offer	2
1.2	Company Actions	5
1.3	Schedule 13E-3	6

SECTION 2

MERGER TRANSACTION

2.1	Merger of Purchaser into the Company	7
2.2	Effect of the Merger	7
2.3	Closing; Effective Time	7
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	8
2.5	Conversion of Shares	8
2.6	Surrender of Certificates; Stock Transfer Books	9
2.7	Dissenters’ Rights	12
2.8	Treatment of Company Options, Company RSUs, Company Restricted Shares, Company PRSUs and Company Performance Restricted Shares	12
2.9	Further Action	16

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries, Etc.	17
3.2	Certificate of Incorporation and Bylaws	17
3.3	Capitalization, Etc.	17
3.4	SEC Filings; Financial Statements	19
3.5	Absence of Changes	21
3.6	Title to Assets	22
3.7	Real Property	22
3.8	Intellectual Property	22
3.9	Contracts	24
3.10	Undisclosed Liabilities	26
3.11	Compliance with Legal Requirements	26
3.12	Regulatory Matters	27
3.13	Certain Business Practices	29
3.14	Governmental Authorizations	29
3.15	Tax Matters	30

i

3.16	Employee Matters; Benefit Plans	31
3.17	Environmental Matters	33
3.18	Insurance	34
3.19	Legal Proceedings; Orders	34
3.20	Authority; Binding Nature of Agreement	34
3.21	Takeover Laws	35
3.22	Non-Contravention; Consents	35
3.23	Opinion of Financial Advisor	36
3.24	Brokers and Other Advisors	36

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Due Organization	36
4.2	Purchaser	36
4.3	Authority; Binding Nature of Agreement	37
4.4	Non-Contravention; Consents	37
4.5	Disclosure	37
4.6	Absence of Litigation	38
4.7	Sufficiency of Funds	38
4.8	Ownership of Shares	38
4.9	Acknowledgement by Parent and Purchaser	38
4.10	Brokers and Other Advisors	39

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	39
5.2	Operation of the Acquired Corporations’ Business	41
5.3	No Solicitation	44

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	47
6.2	Filings, Consents and Approvals	49
6.3	Employee Benefits	51
6.4	ESPP	52
6.5	Indemnification of Officers and Directors	53
6.6	Stockholder Litigation	55
6.7	Additional Agreements	55
6.8	Disclosure	55

6.9	Takeover Laws	56
6.10	Section 16 Matters	56
6.11	Rule 14d-10 Matters	56
6.12	Stock Exchange Delisting; Deregistration	56
6.13	Financing Cooperation	57
6.14	Plan Terminations.	58
6.15	FIRPTA	59

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

7.1	No Restraints	59
7.2	Consummation of Offer	59

SECTION 8

TERMINATION

8.1	Termination	59
8.2	Effect of Termination	61
8.3	Expenses; Termination Fees	61

SECTION 9

MISCELLANEOUS PROVISIONS

9.1	Amendment	64
9.2	Waiver	64
9.3	No Survival of Representations and Warranties	64
9.4	Entire Agreement; Counterparts	64
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	65
9.6	Assignability	67
9.7	No Third-Party Beneficiaries	67
9.8	Transfer Taxes	67
9.9	Notices	67
9.10	Severability	69
9.11	Obligation of Parent	69
9.12	Construction	69
9.13	No Recourse to Financing Sources	70

Exhibits

Exhibit A     Certain Definitions

Annexes

Annex I	Conditions to Offer

Annex II	Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of January 21, 2018, by and among: Celgene Corporation, a Delaware corporation (“Parent”); Blue Magpie Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and Juno Therapeutics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A) Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”), other than the Excluded Shares, for $87.00 per share, net to the seller in cash, without interest (such amount, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), being the “Offer Price”), upon the terms and subject to the conditions of this Agreement.

(B) As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(C) The board of directors of the Company (the “Board of Directors”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders; (ii) declared it advisable to enter into this Agreement; (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

(D) The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

(E) Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

AGREEMENT

In consideration of the mutual covenants, representations, warranties and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1

THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than the Parent-Owned Shares and the Shares to be cancelled pursuant to Sections 2.5(a)(i) (collectively, the “Excluded Shares”)), at a price per Share equal to the Offer Price, net to the seller in cash, without interest and subject to any withholding of Taxes in accordance with Section 2.6(e).

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition, the Termination Condition, and the other conditions set forth in Annex I (collectively, the “Offer Conditions”) (without limiting the right of Purchaser to terminate, extend or modify the Offer in accordance with the terms of this Agreement). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price (ii) waive any Offer Condition; and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price; (B) change the form of consideration payable in the Offer; (C) decrease the maximum number of Shares sought to be purchased in the Offer; (D) impose conditions or requirements to the Offer in addition to the Offer Conditions; (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I; (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such; (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Sections 1.1(c) or 1.1(d); or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m., Eastern Time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer; and (B) periods of up to fifteen (15) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related Legal Requirement shall have expired or been terminated; (iii) if, as of the scheduled Expiration Date, any Offer Condition other than the Minimum Condition or the Termination Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied; provided, however, that Purchaser shall be required to extend the Offer pursuant to this clause (iii) only if such condition or conditions are capable of being satisfied on or before the End Date; and (iv) if, as of the scheduled Expiration Date, all of the Offer Conditions have been satisfied or waived (if permitted hereunder), except that the Minimum Condition has not been satisfied, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied, it being understood and agreed that Purchaser shall not be required to extend the Offer pursuant to this clause (iv) on more than three (3) occasions that provide, in the aggregate, for an additional period of at least thirty (30) business days to permit such Offer Condition to be satisfied pursuant to this clause (iv), but may, in its sole and absolute discretion, elect to do so; provided, however, that, in the case of each of clauses (i) – (iv) above, in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8. In the event that this Agreement is validly terminated pursuant to Section 8, Purchaser shall (and Parent shall cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal; and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC (A) to comply in all material respects with the Exchange Act and other applicable Legal Requirements; and (B) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities laws. The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f) Funds. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h) Acceptance. On the terms and subject to the conditions of the Offer and this Agreement, including the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after (and in any event no later than the first business day after) the Expiration Date irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after (and in any event no later than the second business day after) the Offer Acceptance Time pay for such Shares.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the date of commencement of the Offer, following the filing of the Schedule TO, the Company shall (1) file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the fairness opinion of the Company’s financial advisor referenced in Section 3.23 and the notice and other information required by Section 262(d)(2) of the DGCL and (2) cause the Schedule 14D-9 and related documents to be disseminated to the holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (i) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9 and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b) Stockholder Lists. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 are first disseminated, which date shall not be more than ten (10) days prior to the date the Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 are first disseminated, the “Stockholder List Date”). Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

1.3 Schedule 13E-3. Parent shall include the information required by Rule 13e-3 under the Exchange Act with respect to the Transactions in the Schedule TO included in the Offer Documents in satisfaction of its and Purchaser’s obligations under the Exchange Act and the Company shall separately file a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Transactions (together with the information required by Rule 13e-3 under the Exchange Act included in the Schedule TO, and including all amendments, supplements and exhibits thereto, the “ Schedule 13E-3”) simultaneously with the filing of the Schedule 14D-9. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule 13E-3 in order to satisfy applicable federal securities laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 13E-3 if and to the extent that such information shall have become false or misleading in any material respect. The Parties shall take all steps necessary to cause the Schedule 13E-3, as so corrected, to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities laws. Each Party shall promptly furnish or otherwise make available to the other Parties or their legal counsel all information concerning the Company and the Company’s stockholders (in the case of the Company) or Parent and Purchaser (in the case of Parent) that may be required or reasonably requested in connection with any action contemplated by this Section 1.3. Each Party and their counsel shall be given reasonable opportunity to review and comment on the Schedule 13E-3 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and each Party shall give reasonable and good faith consideration to any such comments made by the Parties or their counsel. Each of the Parties agrees to provide the other Parties and their counsel with any comments (including oral comments) such Party or their counsel may receive from the SEC or its staff with respect to the Schedule 13E-3 promptly after receipt of those comments (including oral comments).

SECTION 2

MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Suite 1400, Palo Alto, California 94301, as soon as practicable following the Offer Acceptance Time except if the conditions set forth in Section 7.1 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case the Closing shall take place on the first business day on which all conditions set forth in Section 7.1 are satisfied or, to the extent permissible by applicable Legal Requirements, waived, unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a).

(b) As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares owned immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) (A) any Shares owned at the commencement of the Offer and immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent (collectively, the “Parent-Owned Shares”) shall remain outstanding and shall continue as shares of common stock of the Surviving Corporation and the holder thereof immediately prior to the Effective Time shall remain the holder thereof immediately following the Effective Time, and (B) all Shares irrevocably accepted for purchase by Purchaser pursuant to the Offer shall be cancelled and retired and shall cease to exist, and, in each case (but in the case of the Shares described in subclause (B), following payment in respect thereof), no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e); and

(iv) all shares of common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into that number of shares of common stock of the Surviving Corporation equal to the sum of (A) that number of Shares that are cancelled pursuant to Section 2.5(a)(ii)(B), (B) that number of Shares that are converted into the right to receive the Merger Consideration pursuant to Section 2.5(a)(iii), and (C) that number of Dissenting Shares that are cancelled pursuant to Section 2.7. From and after the Effective Time, all Shares other than the Parent-Owned Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except, in the case of Shares that are converted into the right to receive the Merger Consideration pursuant to Section 2.5(a)(iii), the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 2.6.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.5. Promptly after (and in any event no later than the second business day after) the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.1(h). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.5 (together with the amount deposited pursuant the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investments shall be (i) in obligations of or guaranteed by the United States of America; (ii) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; (iii) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion; or (iv) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.

(b) Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares, who, in each case was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying Agent, or a customary agent’s message in respect to Book-Entry Shares; and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. None of Parent, Purchaser and the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c) At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Each of the Company, the Surviving Corporation, Parent and Purchaser, and their Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent or the Depository Agent to deduct and withhold) from the Offer Price, the Merger Consideration payable to any holder of the Shares or any holder of Company Options, Company RSUs or Company Restricted Shares, or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, holder of Company Options, Company RSUs or Company Restricted Shares, or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

2.8 Treatment of Company Options, Company RSUs, Company Restricted Shares, Company PRSUs and Company Performance Restricted Shares.

(a) Immediately prior to the Offer Acceptance Time, each vested Company Option that is then outstanding and unexercised (including each unvested Company Option which, pursuant to Section 2.8(l) below, would become vested prior to or at the Offer Acceptance Time or Effective Time) and which has a per share exercise price that is less than the Offer Price (each, a “Vested in the Money Option”) shall be cancelled and converted into the right to receive a cash payment equal to (i) the excess of (x) the Offer Price over (y) the exercise price payable per Share under such Vested in the Money Option, multiplied by (ii) the total number of Shares subject to such Vested in the Money Option immediately prior to the Offer Acceptance Time. For the avoidance of doubt, at the Offer Acceptance Time, each Company Option that has a per-share exercise price that is greater than or equal to the Offer Price, if any, shall be cancelled with no consideration payable in respect thereof.

(b) Immediately prior to the Offer Acceptance Time, each Company Option (other than a Vested in the Money Option or a Company Option that has a per-share exercise price that is greater than or equal to the Offer Price) that is then outstanding and unexercised, whether or not vested, shall be assumed and converted into an option to purchase a number of shares of Parent Common Stock (each, an “Adjusted Option”), on the same terms and subject to the same conditions as were applicable to such Company Option immediately prior to the Offer Acceptance Time, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Offer Acceptance Time multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares. The exercise price per share of such Adjusted Option shall be equal to the quotient of (A) the exercise price per Share subject to such Company Option immediately prior to the Offer Acceptance Time divided by (B) the Equity Award Conversion Ratio, with any fractional cents rounded up to the next higher number of whole cents. The exercise price per share of any such Adjusted Option and the number of shares of Parent Common Stock relating to any such Adjusted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

(c) Immediately prior to the Offer Acceptance Time, each then-outstanding award of vested and unsettled Company RSUs (including any Company RSU, which pursuant to Section 2.8(l) below, would become vested prior to or at the Offer Acceptance Time or Effective Time) (the “Cashed-Out Company RSUs”), shall be canceled and the holder thereof shall be entitled to receive a cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Cashed-Out Company RSUs.

(d) Immediately prior to the Offer Acceptance Time, each then outstanding award of Company RSUs (other than any Cashed-Out Company RSUs) shall be assumed and converted into a restricted stock unit denominated in shares of Parent Common Stock (each, an “Adjusted Restricted Stock Unit”), on the same terms and conditions as were applicable under such Company RSU immediately prior to the Offer Acceptance Time, and relating to a number of shares of Parent Common Stock equal to the product of (i) the total number of Shares subject to such Company RSUs immediately prior to the Offer Acceptance Time multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares.

(e) Immediately prior to the Offer Acceptance Time, each then-outstanding award of Company Restricted Shares, which pursuant to Section 2.8(l) below, would become vested prior to or at the Offer Acceptance Time or Effective Time (the “Cashed-Out Company Restricted Shares”), shall be canceled and the holder thereof shall be entitled to receive a cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Cashed-Out Company Restricted Shares.

(f) Immediately prior to the Offer Acceptance Time, each then outstanding award of Company Restricted Shares (other than any Cashed-Out Company Restricted Shares) shall be assumed and converted into a number of shares of Parent Common Stock (each, an “Adjusted Restricted Share”), on the same terms and conditions as were applicable under such Company Restricted Share immediately prior to the Offer Acceptance Time, and relating to a number of shares of Parent Common Stock equal to the product of (i) the total number of Shares subject to such Company Restricted Shares immediately prior to the Offer Acceptance Time multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares.

(g) Immediately prior to the Offer Acceptance Time, each award of Company PRSUs that is subject to performance-based vesting restrictions as of immediately prior to the Offer Acceptance Time shall vest as to 50% of the total number of Company PRSUs subject to such award, and such vested portion shall be cancelled (the “Cashed-Out Company PRSUs”) and converted into the right to receive a cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Company PRSUs that become vested hereunder.

(h) Immediately prior to the Offer Acceptance Time, each portion of an award of Company PRSUs for which vesting does not accelerate and become cancelled in exchange for the payment described in Section 2.8(g), and that is outstanding and unvested immediately prior to the Offer Acceptance Time shall be assumed and converted into a restricted stock unit denominated in shares of Parent Common Stock (each, an “Adjusted PRSU”), and relating to a number of shares of Parent Common Stock equal to the product of (i) the total number of Shares subject to such Company PRSUs immediately prior to the Offer Acceptance Time multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares. The Adjusted PRSUs shall continue to be subject to the same terms and conditions as were applicable to such Company PRSU immediately prior to the Offer Acceptance Time except that (i) 60% of the Adjusted PRSUs shall vest on the one-year anniversary of the Effective Time and (ii) the remaining 40% of the Adjusted PRSUs shall vest on the earlier of (A) the second anniversary of the Effective Time and (B) the first approval by the FDA of JCAR017.

(i) Immediately prior to the Offer Acceptance Time, each award of Company Performance Restricted Shares that is subject to performance-based vesting restrictions as of immediately prior to the Offer Acceptance Time shall vest as to 50% of the total number of Shares subject to such award, and such vested portion shall be cancelled (the “Cashed-Out Company Performance Restricted Shares”) and converted into the right to receive a cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Company Performance Restricted Shares that become vested hereunder.

(j) Immediately prior to the Offer Acceptance Time, each portion of an award of Company Performance Restricted Shares for which vesting does not accelerate and become cancelled in exchange for the payment described in Section 2.8(i), and that is outstanding and unvested immediately prior to the Offer Acceptance Time shall be assumed and converted into a number of shares of Parent Common Stock (each, an “Adjusted Performance Restricted Share”), and relating to a number of shares of Parent Common Stock equal to the product of (i) the total number of Shares subject to such Company Performance Restricted Shares immediately prior to the Offer Acceptance Time multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares. The Adjusted Performance Restricted Shares shall continue to be subject to the same terms and conditions as were applicable to such Company Performance Restricted Shares immediately prior to the Offer Acceptance Time except that (i) 60% of the Adjusted Performance Restricted Shares shall vest on the one-year anniversary of the Effective Time and (ii) the remaining 40% of the Adjusted Performance Restricted Shares shall vest on the earlier of (A) the second anniversary of the Effective Time and (B) the first approval by the FDA of JCAR017.

(k) As soon as reasonably practicable after the Effective Time (but in any event no later than the earlier of (i) the second payroll period or (ii) thirty (30) days following the Effective Time), Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay the aggregate consideration payable pursuant to Sections 2.8(a), 2.8(c) and 2.8(e), 2.8(g) and 2.8(i) above, net of any applicable withholding Taxes, payable with respect to Vested in the Money Options, Cashed-Out Company RSUs, Cashed-Out Company Restricted Shares, Cashed-Out Company PRSUs and Cashed-Out Company Performance Restricted Shares through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required tax withholdings) to the holders of Vested in the Money Options, Cashed-Out Company RSUs, Cashed-Out Company Restricted Shares, Cashed-Out Company PRSUs and/or Cashed-Out Company Performance Restricted Shares; provided that such payment with respect to Cashed-Out Company RSUs shall be made at such other time or times following the Effective Time consistent with the terms of the applicable award agreement to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code.

(l) Immediately prior to the Offer Acceptance Time, each unvested Company Option that is then outstanding and unexercised, each award of Company RSUs that is then outstanding, and each award of Company Restricted Shares that is then outstanding (i) if granted twelve (12) months or more prior to the Effective Time, shall become vested pursuant to its terms or, if greater, with respect to 25% of the total number of Shares subject to such award (provided, that, for purposes of this Section 2.8(l)(i), any award (or the applicable portion thereof) that has a regularly scheduled time-based vesting event occurring on the date of the Effective Time shall not be considered unvested for purposes of applying the vesting acceleration provision in this section 2.8(l)(i) to such award (or applicable portion thereof) that becomes vested on such regularly scheduled vesting date), (ii) if granted following the date of this Agreement but prior to the Effective Time, shall become vested pursuant to its terms or, if greater, with respect to 25% of the total number of Shares subject to such award (the “Pre-Closing Non-Performance Awards”) or (iii) if granted less than twelve (12) months prior to the Effective Time other than the Pre-Closing Non-Performance Awards, shall become vested pursuant to its terms or, if greater, with respect to that number of Shares subject thereto, such that, following such vesting, the award will be unvested with respect to that number of Shares which would have become vested and resulted in the award being 100% vested had the holder of the award remained continuously employed for an additional twenty-four (24) months following the Effective Time; provided, that, with respect to any awards referred to in subsections (i) and (iii), if, as of the 24-month anniversary of the Effective Time, any portion of such awards remains unvested, such unvested portion shall become immediately vested on such 24-month anniversary date, provided that the employee has remained employed through such 24-month anniversary date. Prior to the Effective Time, the Company shall take all actions that are necessary (under the Company Equity Plans and award agreements pursuant to which Company Options, Company RSUs, Company Restricted Shares, Company PRSUs and Company Performance Restricted Shares are outstanding or otherwise) to effect the transactions described in this Section 2.8.

(m) Prior to the Offer Acceptance Time, Parent shall use its best efforts to provide for the reservation, issuance and listing of Parent Common Stock as is necessary to effectuate the transactions contemplated by this Section 2.8. Parent shall prepare and, at or prior to the Offer Acceptance Time, file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to shares of Parent Common Stock subject to the Adjusted Options, Adjusted Restricted Stock Units, Adjusted Restricted Shares, Adjusted PRSUs and Adjusted Performance Restricted Shares.

(n) Following the Effective Time, Parent will assume the Company Equity Plans (the “Assumed Plans”) and be able to grant stock awards, to the extent permissible by applicable Legal Requirement and NASDAQ regulations, under the terms of the Assumed Plans to issue the reserved but unissued shares of Company Common Stock under the Assumed Plans. The shares subject to the unexercised portions of any award granted thereunder that expires, terminates or is canceled, and shares of Company Common Stock issued pursuant to an award that are reacquired by Parent pursuant to the terms of the award under which such shares were issued that would otherwise return to the Assumed Plans pursuant to their respective terms, will return and may be used for awards to be granted under the respective Assumed Plan, except that (i) shares of Company Common Stock covered by such awards will be shares of Parent Common Stock and (ii) all references to a number of shares of Company Common Stock will be (A) changed to reference Parent Common Stock and (B) converted to a number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock multiplied by the Equity Award Conversion Ratio, rounded down to the next lower whole number of shares of Parent Common Stock. None of the Acquired Corporations shall take any action that would otherwise preclude Parent from being able to grant awards under the Assumed Plans, including adopting resolutions to terminate either of the Assumed Plans.

2.9 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed since January 1, 2017 and publicly available prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other general cautionary or forward-looking statements in any other sections of such Company SEC Documents); provided that this clause (c) shall not be applicable to Section 3.3(a), Section 3.3(c) and Section 3.20):

3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and, except as would not have, and would not reasonably be expected to have, a Material Adverse Effect, in good standing under the laws of the State of Delaware. Each Acquired Corporation has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. Each Acquired Corporation is duly qualified or licensed to do business as a foreign corporation, and is in good standing in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company owns beneficially and of record all of the equity interests of its Subsidiaries, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the equity interests of such Subsidiaries held by the Company, no Acquired Corporation owns, directly or indirectly, any capital stock or equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity. All of the issued and outstanding capital stock or equivalent equity interests of each of the Company’s Subsidiaries are duly authorized and validly issued, and are fully paid (to the extent required under the applicable governing documents) and nonassessable. Section 3.1(b)(ii) of the Company Disclosure Schedule sets forth an accurate and complete list of the Company’s Subsidiaries as of the date of this Agreement and their jurisdictions of incorporation or formation, as applicable.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Corporation, including all amendments thereto, as in effect on the date hereof. Each Acquired Corporation is in compliance in all material respects with the provisions of its certificate of incorporation, bylaws and other charter and organizational documents.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 495,000,000 Shares, of which 115,331,648 Shares had been issued and were outstanding as of the close of business on January 18, 2018; and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding. All of the issued and outstanding Shares are duly authorized and validly issued, and are fully paid and nonassessable.

(b) None of the outstanding equity interests of the Acquired Corporations are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, or are subject to any right of first refusal in favor of any Acquired Corporation. There are no outstanding bonds, debentures, notes or other indebtedness of any Acquired Corporation having a right to vote on any matters on which the holders of equity interests of the Acquired Corporations have a right to vote. There is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any equity interests of the Acquired Corporations. No Acquired Corporation is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding equity interests of the Acquired Corporations. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Act.

(c) As of the close of business on January 18, 2018: (i) 11,345,068 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) 3,077,336 Shares were subject to issuance pursuant to Company RSUs or Company PRSUs granted and outstanding under the Company Equity Plans; (iii) 458,708 Shares of Company Restricted Shares or Company Performance Restricted Shares were issued and outstanding under the Company Equity Plans; (iv) 9,337,390 Shares were reserved for future issuance under Company Equity Plans; and (v) 7,391,289 Shares were reserved for future issuance under the Company ESPP. As of the close of business on January 18, 2018, the weighted average exercise price of the Company Options outstanding as of that date was $31.53. Other than as set forth in this Section 3.3(c) and those Company Options, Company RSUs, Company Restricted Shares, Company PRSUs and Company Performance Restricted Shares issued since January 18, 2018 as expressly permitted by Section 5.2(b)(iii), there is no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any Acquired Corporation.

(d) Section 3.3(d) of the Company Disclosure Schedule contains a true, correct and complete list, as of January 18, 2018, of the name of each holder of Company Options, Company RSUs, Company Restricted Shares, Company PRSUs and Company Performance Restricted Shares, the number of outstanding Company Options, Company RSUs, Company Restricted Shares, Company PRSUs and Company Performance Restricted Shares held by such holder, the grant date of each such Company Option, Company RSU, Company Restricted Share, Company PRSUs and Company Performance Restricted Shares, the number of Shares such holder is entitled to receive upon the exercise of each Company Option and the corresponding exercise price, the expiration date of each Company Option, the vesting schedule of each Company Option, Company RSU, Company Restricted Shares, Company PRSU and Company Performance Restricted Share and the Company Equity Plan pursuant to which each such Company Option, Company RSU, Company Restricted Share, Company PRSU and Company Performance Restricted Share was granted. Except as set forth in this Section 3.3, Company Options, Company RSUs, Company Restricted Shares, Company PRSUs and Company Performance Restricted Shares issued since January 18, 2018 as expressly permitted by Section 5.2(b)(iii) and any Shares issued upon exercise of Company Options or the settlement of Company RSUs outstanding as of the close of business on January 18, 2018 or issued since January 18, 2018 as expressly permitted by Section 5.2(b)(iii), there are no: (i) outstanding shares of capital stock of or other securities of any Acquired Corporation; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Corporation, in each case other than derivative securities not issued by an Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Corporation, in each case other than convertible or exchangeable securities not issued by an Acquired Corporation; or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which any Acquired Corporation is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2016, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2001, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c) The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2016, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. To the knowledge of the Company, since January 1, 2017, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (2) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d) The Company maintains and has since January 1, 2016 maintained, disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

(e) The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(g) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 and the Schedule 13E-3 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to the Company that the Company furnishes to Parent or Purchaser specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5 Absence of Changes. Except as expressly contemplated by this Agreement, from December 31, 2016 through the date of this Agreement:

(a) there has not occurred any Event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect; and

(b) (i) the Acquired Corporations have operated in all material respects in the ordinary course of business and (ii) the Company has not taken any action or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would have required Parent’s consent under Sections 5.2(b)(i)(A), 5.2(b)(ii), 5.2(b)(xii), 5.2(b)(xiv) or 5.2(b)(xxii) (but only with respect to any of the foregoing actions) had such action been taken after the execution of this Agreement without the prior consent of Parent.

3.6 Title to Assets. Each Acquired Corporation has good and valid title to all material assets owned by it as of the date of this Agreement, and such assets are, in all material respects, sufficient to carry on the business of the Acquired Corporations as currently conducted. All of said material assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Acquired Corporations own good and marketable fee simple title to the real properties owned by the Acquired Corporations, in each case free and clear of any Encumbrances other than Permitted Encumbrances.

(b) The Acquired Corporations hold valid and existing leasehold interests in the real property that is leased or subleased by the Acquired Corporations from another Person (the “Leased Real Property”), in each case free and clear of any Encumbrances other than Permitted Encumbrances. No Acquired Corporation has received any written notice regarding any material violation or breach or default under any lease related to the Leased Real Property that has not since been cured.

3.8 Intellectual Property.

(a) Section 3.8(a)(i) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of all material United States and foreign: (A) issued Patents and Patent applications; (B) Trademark registrations and Trademark applications; and (C) Copyright registrations and Copyright applications, in each case, that are Company-Owned IP (such Intellectual Property, the “Company-Owned Registered IP”) and to the knowledge of the Company, Section 3.8(a)(ii) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of all material United States and foreign: (A) issued Patents and Patent applications; (B) Trademark registrations and Trademark applications; and (C) Copyright registrations and Copyright applications, in each case, that are Company Licensed IP (such Intellectual Property, the “Company-Licensed Registered IP”). All Company-Owned Registered IP is, and to the knowledge of the Company, Company-Licensed Registered IP is, in effect and subsisting, and to the knowledge of the Company, other than any pending applications therefor, valid and enforceable.

(b) There are no orders, writs, injunctions, judgments, rulings or decrees of, or settlements with, any Governmental Body to which any Acquired Corporation is subject adversely affecting the validity, transferability, scope, use, registrability or enforceability of any material (i) Company-Owned IP and (ii) to the knowledge of the Company, Company Licensed IP.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, no Legal Proceeding (including any interference, opposition, reissue, reexamination, International Trade Commission investigation and similar proceedings) is (or has since January 1, 2016 been) pending or, to the knowledge of the Company, threatened in writing, by any Person challenging the claim construction, validity, enforceability, priority, inventorship or ownership of any Company-Owned IP or to the knowledge of the Company, material Company Licensed IP (other than, in each case, in connection with the prosecution of applications for registration of such Intellectual Property). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, no Legal Proceeding is (or has since January 1, 2016 been) (i) pending, or to the knowledge of the Company, threatened in writing, by any Person alleging that any Acquired Corporation is infringing, misappropriating or otherwise violating the Intellectual Property of such Person; or (ii) pending, or threatened in writing, by the Company that any Person is infringing, misappropriating or otherwise violating any Company IP.

(d) To the knowledge of the Company, (i)(A) the conduct of the business of the Acquired Corporations as currently conducted does not, (B) the manufacture of JCAR017 and JCARH125, as currently conducted does not, and as contemplated to be conducted for purposes of commercialization of JCAR017 and JCARH125 will not, and (C) the sale of JCAR017 and JCARH125 will not, in each case, infringe, misappropriate or otherwise violate the Intellectual Property of any Person in any material respect; and (ii) no Person is infringing, misappropriating or otherwise violating any Company-Owned IP or Company-Licensed IP, in any material respect. For purposes of this paragraph (d), JCAR017 and JCARH125 refer to such products, including the manufacturing process therefor, as used in clinical trials being conducted by the Company as of the date hereof. Notwithstanding anything to the contrary herein, the representations and warranties set forth in this Section 3.8(d) and in Section 3.8(c) are the sole and exclusive representations and warranties of the Company with respect to any actual or alleged infringement, misappropriation or other violation of Intellectual Property.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Company owns (in each case, free from all Encumbrances other than Permitted Encumbrances), or has a valid license to or other right to use, all of the Company-Owned IP, Company Licensed IP and other Intellectual Property used in the conduct of the business of the Acquired Corporations as currently conducted; provided that this Section 3.8(e) is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property.

(f) The Acquired Corporations have taken commercially reasonable measures to protect the confidentiality of material Trade Secrets constituting Company IP. To the Company’s knowledge, since January 1, 2016, no material Trade Secret constituting Company-Owned IP has been disclosed or accessed by any Person in a manner that has resulted in the loss of trade secret or other rights of any Acquired Corporation thereto or therein.

(g) The Acquired Corporations have taken commercially reasonable measures to maintain the confidentiality of all information that (i) alone or in combination with other information held by the Acquired Corporations can be used to identify, contact or precisely locate a natural person or can be linked to a natural person; or (ii) is governed, regulated or protected by one or more Legal Requirements regarding the security of personally identifiable information (collectively, “Personal Information”).

(h) The Acquired Corporations are and since January 1, 2016 have been in compliance in all material respects with applicable Legal Requirements, as well as their own policies, relating to privacy, data protection, and the collection and use of Personal Information collected, used, or held for use by any Acquired Corporations, and no material claims or to the Company’s knowledge, investigations by Governmental Bodies, are pending or to the Company’s knowledge, threatened in writing, against any Acquired Corporation alleging a violation of any Information Privacy and Security Laws.

(i) Since January 1, 2016, there has been no security breach in the information technology systems used by or on behalf of any Acquired Corporation and no unauthorized access, use, acquisition or disclosure of any Personal Information in their possession and control, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole. The Acquired Corporations have taken commercially reasonable actions to protect the security and integrity of their servers, systems, sites, circuits, networks, interfaces, platforms and other information technology systems.

3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule identifies each Contract to which any Acquired Corporation is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following to which any Acquired Corporation is a party or by which it is bound as of the date of this Agreement constitutes a “Material Contract”:

(i) any Contract that is a settlement, conciliation or similar agreement pursuant to which (A) an Acquired Corporation will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on such Acquired Corporation’s conduct;

(ii) any Contract, including any manufacturing, supply or distribution agreement, that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to any Acquired Corporation in an amount having an expected value in excess of $5,000,000 in the fiscal years ending December 31, 2017, December 31, 2018 or any fiscal year thereafter, and which cannot be cancelled by such Acquired Corporation without more than ninety (90) days’ notice without payment in excess of $1,000,000 as a result of such cancellation;

(iii) any Contract relating to Indebtedness in excess of $1,000,000 (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Corporation;

(iv) any Contract with any Person (A) constituting a material joint venture, partnership, collaboration or similar profit-sharing arrangement; (B) pursuant to which any Acquired Corporation is or may be required to pay milestones, royalties or other contingent payments based on the research, development, regulatory approval, sale, distribution or commercial manufacture of JCAR017 or JCARH125; or (C) under which any Acquired Corporation grants to any Person any right of first refusal, right of first negotiation or similar rights with respect to any Product or any material Intellectual Property; for purposes of this paragraph (a)(iv), JCAR017 and JCARH125 refer to such products, including the manufacturing process therefor, as used in clinical trials being conducted by the Company as of the date hereof;

(v) any Contract that by its express terms requires an Acquired Corporation, or any successor to, or acquirer of, an Acquired Corporation, to make any payment to another Person as a result of a change of control of any Acquired Corporation (a “Change-of-Control Payment”) or gives another Person a right to receive or elect to receive a Change-of-Control Payment, or terminate or modify in any material respect the terms of a material Contract as a result of a change of control of any Acquired Corporation;

(vi) any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of an Acquired Corporation, the pledging of the capital stock or other equity interests of an Acquired Corporation or the issuance of any guaranty by an Acquired Corporation;

(vii) any material Contract pursuant to which any Acquired Corporation is granted by a third party, or grants to a third party, a license or other rights to use Intellectual Property (other than any Contract (A) concerning commercially available software or other commercially available technology; or (B) in which grants of rights to use Intellectual Property are incidental to and not material to performance under such Contract) (each, an “IP Contract”);

(viii) any Contract that (A) materially limits the freedom or right of any Acquired Corporation or its Affiliates (or which, following the consummation of the Merger could materially restrict or purports to materially restrict the ability of the Surviving Corporation or Parent or any of their respective Affiliates) to engage in any line of business or to compete with any other Person in any location or line of business; (B) contains any “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Corporation; (C) contains exclusivity obligations or restrictions or otherwise materially limits the freedom or right of any Acquired Corporation or its Affiliates to research, develop, sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person;

(ix) any acquisition or divestiture Contract that contains continuing representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations);

(x) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $1,000,000;

(xi) any Contract with any Governmental Body involving payments to or from any Governmental Body in excess of $1,000,000, excluding such contracts with academic or medical centers supported by Governmental Bodies;

(xii) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xiii) any Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), Person holding 5% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than the Company) or immediate family member of any of the foregoing, other than any Contract with Parent or any of its Affiliates.

(b) (i) As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. (ii) No Acquired Corporation nor, to the knowledge of the Company, the other party is in material breach of, or material default under, any Material Contract and no Acquired Corporation, or to the knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract or give the other party to any Material Contract the right to terminate or modify in any material respect the terms of such Material Contract. Each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, the other party, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. (iii) Since January 1, 2017, the Acquired Corporations have not received any written notice regarding any material violation or breach or default under any Material Contract that has not since been cured.

3.10 Undisclosed Liabilities. The Acquired Corporations do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (a) liabilities reflected or reserved against in the financial statements or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred pursuant to the terms of this Agreement; (c) liabilities for performance of obligations under Contracts binding upon the Acquired Corporations (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or entered into in the ordinary course of business consistent with past practice; (d) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2017; and (e) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11 Compliance with Legal Requirements. The Acquired Corporations and, to the knowledge of the Company, JW (Cayman) Therapeutics Co. Ltd. and its Subsidiaries, are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Legal Requirements and, since January 1, 2016, none of the Acquired Corporations or, to the knowledge of the Company, JW (Cayman) Therapeutics Co. Ltd. or any of its Subsidiaries, has been given written notice of, or been charged with, any material violation of, any applicable Legal Requirement.

3.12 Regulatory Matters.

(a) The Acquired Corporations have filed, maintained or furnished with the applicable regulatory authorities (including the FDA, European Medicines Agency (“EMA”) or any other Governmental Body performing functions similar to those performed by the FDA or EMA, or otherwise having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of pharmaceutical or biological products (such other Governmental Bodies collectively, the “Specified Governmental Bodies”) all required material filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, notices and other documents, including adverse event reports. All such material filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, notices and other documents were in material compliance with applicable Legal Requirements when filed, and no deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listing, registrations, reports, submissions, applications, amendments, modifications, notices or other documents. Any updates, changes, corrections or modifications to such materials required under applicable Legal Requirements have been submitted in compliance with such Legal Requirements in all material respects.

(b) Since January 1, 2016, except as set forth in documents either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, all preclinical and clinical investigations sponsored or conducted by or on behalf of the Acquired Corporations have been and are being conducted in material compliance with all applicable Legal Requirements, rules, regulations and binding guidances, including Good Clinical Practices, Good Laboratory Practices, other Health Care Laws, applicable research protocols, corrective action plans, and federal and state laws, rules, regulations and binding guidances relating to patient privacy requirements or restricting the use and disclosure of individually identifiable health information. Since January 1, 2016, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no clinical or pre-clinical trial sponsored or conducted by or on behalf of any Acquired Corporation has been terminated, delayed or suspended prior to completion for safety or other non-business reasons, and neither the FDA, EMA or any other Specified Governmental Body, clinical investigator or contract research organization that has participated in or is participating in, or institutional review board or data safety monitoring board that has or has had jurisdiction over, a clinical or pre-clinical trial conducted or sponsored by or on behalf of any Acquired Corporation has commenced or, to the Company’s knowledge, threatened to initiate any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend any proposed or ongoing clinical or pre-clinical trial conducted or proposed to be conducted by or on behalf of any Acquired Corporation, or alleged any violation of applicable Health Care Laws in connection with any such clinical or pre-clinical trial. The Company periodically reviews clinical trial sites participating in any Acquired Corporation-sponsored trial for compliance with applicable Health Care Laws.

(c) No Acquired Corporation or officer thereof or to the Company’s knowledge, no employee, agent or clinical investigator thereof has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, EMA or any other Specified Governmental Body; (ii) failed to disclose a material fact required to be disclosed to the FDA, EMA, or any other Specified Governmental Body or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, or for the EMA or any other Specified Governmental Body to invoke any similar policy. As of the date of this Agreement, no Acquired Corporation is the subject of any pending or, to the Company’s knowledge, threatened investigation or other action by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by the EMA or any other Specified Governmental Body under any similar policy. Since January 1, 2016, no Acquired Corporation or officer thereof nor to the knowledge of the Company, any employee, agent or clinical investigator thereof has been disqualified, suspended, debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar Legal Requirement or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Legal Requirement or (C) disqualification as a clinical investigator under 21 CFR 312.70 or any similar Legal Requirement.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, each Acquired Corporation is in compliance and has, since January 1, 2016, been in compliance, in each case, in all material respects with all Legal Requirements applicable to the operation of its business as currently conducted, including (i) the FDCA and the regulations promulgated thereunder; (ii) the Clinical Laboratory Improvement Amendments of 1988; (iii) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto; and (iv) Legal Requirements the violation of which is cause for exclusion from any federal health care program.

(e) The Products are being, and since January 1, 2016 have been, developed, tested, labeled, manufactured, stored, imported and exported, as applicable, in all material respects in compliance with all Health Care Laws. Since January 1, 2016, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no Acquired Corporation is subject to any enforcement, regulatory or administrative proceedings against or affecting such Acquired Corporation relating to or arising under any Health Care Law or other applicable Legal Requirement, and no such enforcement, regulatory or administrative proceeding has been threatened, (ii) no Acquired Corporation has received notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Legal Proceeding, and, to the Company’s knowledge, there is not pending any allegation that any operation or activity of any Acquired Corporation relating to the business of the Acquired Corporations or any Product is in violation of any Health Care Law or other applicable Legal Requirement, and (iii) no Acquired Corporation has received any FDA Form-483 or other notices of violations, inspectional observations, warning letters, untitled letters or other written administrative, regulatory or enforcement notice from any Specified Governmental Body.

(f) Since January 1, 2016, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no investigational new drug application or similar document filed by or on behalf of the Acquired Corporations with the FDA, EMA or any other Specified Governmental Body has been placed on clinical hold or otherwise limited, terminated, or suspended, and (ii) no Acquired Corporation has received any written notice from a Specified Governmental Body that any Product cannot be developed, tested, labeled, manufactured, stored, marketed, promoted or distributed substantially in the manner presently performed or contemplated by an Acquired Corporation.

(g) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Acquired Corporation has prepared, submitted and implemented timely responses and, as applicable, any corrective action plans required to be prepared and submitted in response to all (i) internal or third-party audits, inspections, investigations or examinations of the Products or such Acquired Corporation’s business; (ii) adverse event reports; (iii) material patient complaints; (iv) medical incident reports relating to the Products; and (v) material corrective and preventive actions.

(h) No Acquired Corporation has submitted any claim for payment to any government healthcare program in connection with any referrals related to any Product.

3.13 Certain Business Practices. No Acquired Corporation nor, to the knowledge of the Company, any of its employees, Representatives or agents (in each case, acting in the capacity of an employee or Representative of such Acquired Corporation) or JW (Cayman) Therapeutics Co. Ltd. or any of its Subsidiaries, has (i) used any material funds (whether of an Acquired Corporation, JW (Cayman) Therapeutics or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti- money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect. Since January 1, 2016, neither any Acquired Corporation nor, to the knowledge of the Company, JW (Cayman) Therapeutics Co. Ltd. or any of its Subsidiaries, has received any written communication that alleges any of the foregoing.

3.14 Governmental Authorizations. The Acquired Corporations hold all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct their business in the manner in which such business is currently being conducted. The material Governmental Authorizations held by the Acquired Corporations are valid and in full force and effect. The Acquired Corporations are in compliance in all material respects with the terms and requirements of such Governmental Authorizations. No suspension, revocation or cancellation of any such Governmental Authorization is pending or threatened, and to the knowledge of the Company, there is no reasonable basis for the revocation, cancellation or non-renewal of any such Governmental Authorization upon expiration.

3.15 Tax Matters.

(a) (i) Each of the material Tax Returns required to be filed by or on behalf of an Acquired Corporation with any Governmental Body (the “Company Returns”) have been timely filed (taking into account any extensions of time to file), have been prepared in accordance with all applicable Legal Requirements and are accurate and complete in all material respects, and (ii) all material Taxes required to be paid or withheld by an Acquired Corporation (whether or not shown on the Company Returns) have been paid or withheld and timely paid to the relevant Governmental Body.

(b) The most recent balance sheet included in the Company SEC Documents filed prior to the date of this Agreement reflects adequate accruals and reserves for all liabilities of the Company for Taxes with respect to all periods through the date thereof in accordance with GAAP, other than any Taxes the non-payment of which would not have a Material Adverse Effect. Each Acquired Corporation has established, in the ordinary course of business consistent with past practice, reserves adequate for the payment of all material unpaid Taxes accrued by such Acquired Corporation since the date of such balance sheet.

(c) To the Company’s knowledge, as of the date of this Agreement, (i) there are no current examinations or audits of any Company Return in progress involving material Taxes; and (ii) since January 1, 2016, no written claim has been received by any Acquired Corporation from any Governmental Body in any jurisdiction where each Acquired Corporation, as applicable, does not file Tax Returns that such Acquired Corporation is or may be subject to Taxes in that jurisdiction. The Acquired Corporations have delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Acquired Corporations have access) relating to Company Returns which have been requested by Parent. As of the date of this Agreement, no extension or waiver of the statute of limitation period applicable to any of the Company Returns has been granted and is currently in effect.

(d) As of the date of this Agreement, to the knowledge of the Company, no Legal Proceeding involving the IRS or any other Governmental Body is pending or has been threatened in writing against or with respect to any Acquired Corporation in respect of any material Tax, and no deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(e) No Acquired Corporation (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or another Acquired Corporation), and (ii) has any material liability for the Taxes of any other Person (other than the Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law), or as a transferee or successor or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice).

(f) During the two (2)-year period ending on the date hereof, none of the Acquired Corporations has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g) No Acquired Corporation has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h) The Acquired Corporations will not be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, except as would not, individually or in the aggregate, have a Material Adverse Effect, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law); or (vi) election under Section 108(i) of the Code made prior to the Closing.

(i) No Acquired Corporation is party to or bound by any Tax allocation or Tax sharing agreement with any Person, other than any agreement not primarily related to Taxes and entered into in the ordinary course of business.

(j) There are no material liens or other Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Corporation, other than Permitted Encumbrances.

3.16 Employee Matters; Benefit Plans.

(a) Except as required by applicable Legal Requirements, the employment of each of the Company’s employees is terminable by the Company at will.

(b) The Company is not a party to any collective bargaining agreement or other Contract with a labor organization representing any of its employees. Since January 1, 2016, there has not been any strike, lockout, or other union organizing activity, or any threat thereof, by any employees of the Company with respect to their employment with the Company. Since January 1, 2016, the Company has complied in all material respects with all applicable Legal Requirements related to employment.

(c) Section 3.16(c) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans (other than any employment, termination or severance agreement for non-officer employees of the Company, equity grant notices, and related documentation, with respect to employees of the Company and agreements with consultants entered into in the ordinary course of business consistent with past practice).

To the extent applicable, the Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of: (i) all plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten Employee Plans, written descriptions thereof; (ii) all determination letters or opinion letters issued by the IRS or the United States Department of Labor (“DOL”); (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto); (iv) the most recent summary plan descriptions and any material modifications thereto; (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan; and (vi) all material correspondence to or from the IRS, the DOL or any other Governmental Body with respect to an Employee Plan.

(d) Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has ever maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA.

(e) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the knowledge of the Company, no event has occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans has been operated in material compliance with its terms and applicable Legal Requirements, including ERISA and the Code. No non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to any Employee Plan. There are no pending, or, to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Employee Plan, by any employee or beneficiary covered under any such plan, or otherwise involving any such plan (other than routine claims for benefits), except as has not resulted in, or would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries. No audit or investigation by any Governmental Body is pending or, to the knowledge of the Company, has been threatened or proposed with respect to any Employee Plan.

(f) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither the Company nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Company pursuant to any retiree medical benefit plan or other retiree welfare plan.

(g) Except as provided in Section 2.8, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Company to severance pay or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such person; or (iii) directly or indirectly cause the Company to fund any benefits under any Employee Plan.

(h) Each Employee Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that do not have and would not reasonably be expected to have a Material Adverse Effect. The Company does not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Company for any Tax incurred by such service provider pursuant to Section 409A or Section 4999 of the Code. No Employee Plan or other agreement or Contract between the Company (or any of its Subsidiaries) and an employee or other individual has resulted in or could reasonably be expected to result in the payment of any “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(i) The Company has delivered or made available to Parent or Parent’s Representatives copies of the Company Equity Plans and the forms of award agreements under the Company Equity Plans. Each outstanding Company Option has an exercise price equal to or above the fair market value on the date of grant (within the meaning of Section 409A of the Code) and is otherwise not subject to Section 409A of the Code.

(j) Each Employee Plan maintained for the benefit of any employee or service provider (or former employee or service provider) who performs services outside the United States is now and has been operated in compliance with its terms and all applicable Legal Requirements, except as has not resulted in, or would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries. No Employee Plan described in this Section 3.16(j) is a defined benefit pension plan that is material.

3.17 Environmental Matters.

(a) The Acquired Corporations are and have been in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all material Governmental Authorizations required under Environmental Laws for the operation of their business.

(b) There is no material Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any Acquired Corporation or Leased Real Property.

(c) No Acquired Corporation has received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of any Acquired Corporation relating to or arising under Environmental Laws.

(d) To the knowledge of the Company there are and have been no Hazardous Materials present or Releases on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or liability of an Acquired Corporation under any Environmental Law.

(e) No Acquired Corporations has assumed, undertaken, or otherwise become subject to any material liability of another Person relating to Environmental Laws.

3.18 Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies relating to the business, assets and operations of the Acquired Corporations. The Acquired Corporations maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. To the Company’s knowledge, all material insurance policies are in full force and effect, no written notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. There is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.19 Legal Proceedings; Orders.

(a) There are no material Legal Proceedings pending and served (or, to the knowledge of the Company, pending and not served or threatened) against any Acquired Corporation or any of their properties or assets. To the knowledge of the Company, there are no material Legal Proceedings pending or threatened against any present or former officer or director of an Acquired Corporation in such individual’s capacity as such.

(b) To the Company’s knowledge, there is no material order, writ, injunction or judgment to which an Acquired Corporation is subject.

(c) To the Company’s knowledge, no material investigation or review by any Governmental Body with respect to an Acquired Corporation is pending or is being threatened.

3.20 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders; (b) declared it advisable to enter into this Agreement; (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger; (d) resolved that the Merger may be effected pursuant to Section 251(h) of the DGCL; and (e) resolved to recommend that the stockholders of the Company tender their Shares to Parent or Purchaser, as applicable, pursuant to the Offer, which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent as of the date of this

Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions.

3.21 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.8, the Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

3.22 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and NASDAQ, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of any Acquired Corporation; (ii) cause a violation by any Acquired Corporation of any Legal Requirement or order applicable to an Acquired Corporation, or to which an Acquired Corporation is subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which an Acquired Corporation is entitled under any provision of any Material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) of any of the property or assets of any Acquired Corporation, except in the case of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9, the Schedule 13E-3 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), the applicable rules and regulations of the SEC and NASDAQ, the Acquired Corporations are not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those notices, filings, or Consents that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

3.23 Opinion of Financial Advisor. The Board of Directors has received an opinion of Morgan Stanley & Co. LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Offer Price to be received by the holders of Shares (other than the Excluded Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders of Shares. The Company will make available to Parent a signed copy of such opinion as soon as practicable following its receipt thereof. It is understood and agreed that such opinion will be provided to Parent solely for informational purposes and such opinion is for the benefit of the Board of Directors and may not be relied upon by Parent.

3.24 Brokers and Other Advisors. Except for Morgan Stanley & Co. LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company; provided that such fees, commissions and/or expenses payable to Morgan Stanley & Co. LLC shall not exceed those set forth in the engagement letter between the Company and Morgan Stanley & Co. LLC which has been provided or made available to Parent.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3 Authority; Binding Nature of Agreement. Each of Parent and Purchaser has the corporate power and authority to execute and deliver and perform their obligations under this Agreement and to consummate the Transactions. The board of directors of each of Parent and Purchaser has approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions, including the Offer and the Merger. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and assuming due authorization, execution and delivery by the Company, this Agreement is enforceable in accordance with its terms against Parent and Purchaser, as applicable, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL and the HSR Act, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which Parent or Purchaser are subject; or (iii) require any consent or notice under, conflict with, result in breach of, constitute a default under, or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Purchaser is entitled under any provision of any Contract, except, in the case of clauses (ii) and (iii), as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s or Purchaser’s stockholders is necessary to approve this Agreement or any of the Transactions other than the approval and adoption of this Agreement by Parent in its capacity as the sole stockholder of Purchaser, which shall be obtained following execution of this Agreement.

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 or the Schedule 13E-3 will, (a) at the time such document is filed with the SEC; (b) at any time such document is amended or supplemented; or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents, the Schedule 14D-9 or the Schedule 13E-3 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein. The Offer Documents will comply as to form in all material respects with the applicable requirements of the Exchange Act.

4.6 Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Purchaser, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Sufficiency of Funds. Parent currently has, or as of the Offer Acceptance Time and the Effective Time will have (and will make available to Purchaser in a timely manner), available funds (including cash, cash equivalents, available lines of credit or other sources of immediately available funds) in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price payable on the second business day following the Offer Acceptance Time, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable to holders of Company Options, Company RSUs and Company Restricted Shares following the Effective Time pursuant to Section 2.8(a).

4.8 Ownership of Shares. Except for the Parent-Owned Shares, neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Purchaser is, nor for the past three (3) years has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Schedule. Such representations and warranties by the Acquired Corporations constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, Representatives and advisors have received and may continue to receive after the date hereof from the Company, the other Acquired Corporations and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their respective businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Acquired Corporations, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives or advisors, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

4.10 Brokers and Other Advisors. Except for J.P. Morgan Securities LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation.

(a) During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Corporations shall, and shall cause the respective Representatives of the Acquired Corporations to, provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, designated personnel and assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request, in each case for any reasonable business purpose related to the consummation of the Transactions; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations. Nothing herein shall require any of the Acquired Corporations to disclose any information to Parent if such disclosure would, in its reasonable discretion and after notice to Parent (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporations have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto); or (ii) contravene any applicable Legal Requirement or Contract (so long as the Acquired Corporations have reasonably cooperated with Parent to permit disclosure to the extent permitted by Legal Requirements or the contractual counterparty); provided, however, in the case of clause (ii), that the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith of the Company (after consultation with outside counsel)) be managed through the use of customary “clean room” arrangements pursuant to which non-employee Representatives of Parent could be provided access to such information. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall direct Parent’s Representatives and Financing Sources to comply with, all of its obligations under the Confidentiality Agreement.

(b) (i) Subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other of (A) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions; or (B) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction.

(ii) (A) The Company shall give prompt notice to Parent of any Event, that has had or would reasonably be expected to have a Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the Offer Conditions impossible or unlikely, and (B) Parent shall give prompt notice to the Company of any Event that has had or would reasonably be expected to have a Parent Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the Offer Conditions impossible or unlikely.

(iii) For the avoidance of doubt, the delivery of any notice pursuant to this Section 5.1(b) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any Offer Condition or any of the conditions set forth in Section 7 or give rise to any right to terminate under Section 8.

5.2 Operation of the Acquired Corporations’ Business. During the Pre-Closing Period, except (x) as expressly required by this Agreement or as required by any applicable Legal Requirement; (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); or (z) as set forth in Section 5.2 of the Company Disclosure Schedule:

(a) the Company shall, and shall cause each Acquired Corporation to, (i) conduct its business in the ordinary course consistent with past practice and (ii) use commercially reasonable efforts to preserve intact its material assets, properties, contracts, licenses and business organization and to preserve satisfactory business relationships with licensors, licensees, lessors, Governmental Bodies and others having material business dealings with the Acquired Corporations; and

(b) the Acquired Corporations shall not:

(i) (A) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares); or (B) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares, other than: (1) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof that have been delivered or made available to Parent) to purchase Shares held by a Company Associate only upon termination of such Person’s employment or engagement by the Company; (2) repurchases of Company Options, Company RSUs, Company PRSUs, Company Restricted Shares, or Company Performance Restricted Shares (or Shares issued upon the exercise thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option, Company RSU, Company PRSU, Company Restricted Share, or Company Performance Restricted Share (in effect as of the date hereof) between the Company and a Company Associate or member of the Board of Directors only upon termination of such Person’s employment or engagement by any Acquired Corporation; or (3) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options, Company RSUs, Company PRSUs, Company Restricted Shares or Company Performance Restricted Shares;

(ii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security; (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security; or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that the Company (1) may issue Shares (a) as required to be issued upon the exercise of Company Options or upon the vesting or lapse in restrictions of Company RSUs, Company PRSUs, Company Restricted Shares, or Company Performance Restricted Shares outstanding as of the date of this Agreement in accordance with their respective present terms; or (b) issuable to participants in the Company ESPP; and (2) may grant, with respect to its customary annual equity award cycle, Company Options, Company RSUs, Company PRSUs, Company Restricted Shares and Company Performance Restricted Shares to employees in the ordinary course of business consistent with past practice and not exceeding prior years’ aggregate award amounts; provided that any such awards shall provide for vesting in equal annual installments over a four-year period subject to the employee’s continued service and none of such awards shall be subject to any vesting acceleration provisions except as set forth in Section 5.2(b) of the Company Disclosure Schedule;

(iv) except as contemplated by Section 2.8, or as required by any Legal Requirement or under any Employee Plan as in effect on the date of this Agreement, establish, adopt, terminate or materially amend any Employee Plan (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of it material rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or other benefits (except that the Company: (A) may provide increases in salary, wages or benefits to employees in the ordinary course of business consistent with past practice; (B) may make usual and customary annual or quarterly bonus grants and payments in the ordinary course of business consistent with past practice and not exceeding prior years’ aggregate bonus amounts; and (C) enter into agreements with consultants and new hires (other than executive officers) in the ordinary course of business consistent with past practice);

(v) commence any clinical trial in respect of any Product except as set forth on Section 5.2(b)(v) of the Company Disclosure Schedule;

(vi) terminate, suspend, modify or otherwise take any step to limit the effectiveness or validity of any applicable material Governmental Authorization;

(vii) qualify any new site for manufacturing of any Product; for the avoidance of doubt, this does not include the qualification of any reagent manufacturer;

(viii) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(ix) form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership or similar arrangement;

(x) make or authorize any capital expenditure (except that the Acquired Corporations may make capital expenditures that do not exceed $1,000,000 individually or $5,000,000 in the aggregate);

(xi) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise subject to any Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (except (A) purchases of supplies and raw materials in the ordinary course of business consistent with past practice; (B) licenses of, and other grants of rights to, Intellectual Property in the ordinary course of business consistent with past practice to academic or non- profit institutions, contract manufacturers, contract research organizations and other service providers if the grant of such license is commercially reasonable in connection with the performance of services or sponsored research activities for and on behalf of the Company; and (C) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations);

(xii) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto);

(xiii) except in the ordinary course of business consistent with past practice, (A) amend or modify in any material respect, or waive any material rights under or voluntarily terminate, any Material Contract; or (B) enter into any Contract which if entered into prior to the date hereof would have been a Material Contract;

(xiv) except as required by applicable Legal Requirements or in the ordinary course of business consistent with past practice, (A) make any material change to any accounting method or accounting period used for Tax purposes that has a material effect on Taxes; (B) make, rescind or change any material Tax election; (C) file a material amended Tax Return; (D) enter into a closing agreement with any Governmental Body regarding any material Tax liability or assessment; (E) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund; or (F) waive or extend the statute of limitations with respect to any material Tax or material Tax Return;

(xv) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $1,000,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporations); or (B) results in no monetary or other material non-monetary obligation of any Acquired Corporation; provided that (x) the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.7 or Section 6.6, as applicable, and (y) the foregoing shall not permit the Company to settle, release, waive or compromise any Legal Proceeding or claim that would impose any material restrictions or changes on the business or operation of, or the admission of wrongdoing by, the Company;

(xvi) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xvii) adopt or implement any stockholder rights plan or similar arrangement;

(xviii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations;

(xix) (A) amend or modify the compensation terms or any other obligations of the Company contained in the engagement letter with Morgan Stanley & Co. LLC in a manner adverse to the Company, any of its Subsidiaries or Parent, or (B) engage other financial advisors in connection with the Transactions unless, in the case of this clause (B), the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Legal Requirements;

(xx) (A) incur, assume or otherwise become liable or responsible for any long-term debt or short-term debt, except for short-term debt incurred in the ordinary course of business consistent with past practice to fund working capital requirements in an amount not to exceed $1,000,000 at any time, (B) repay (other than in the ordinary course of business consistent with past practice), redeem or repurchase any long-term or short-term debt or (C) cancel any material debt or claim owed to the Company or any of its Subsidiaries;

(xxi) enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company or any of its Subsidiaries on the other hand, other than (A) in the ordinary course of business consistent with past practice and on terms no less favorable to the Company or its Subsidiary, as applicable, than the terms governing such transactions with third parties or (B) any Contract or transaction with Parent or any of its Affiliates; or (C) any Contract with the Company’s directors or executive officers permitted by clauses (i), (iii) and (iv) of this Section 5.2(b); or

(xxii) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xxi) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains confidentiality, use and other provisions that are not materially less favorable to the Company than those contained in the Confidentiality Agreement and standstill provisions that are not materially less favorable to the Company than those contained in the Voting and Standstill Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3.

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period the Acquired Corporations shall not, and shall cause their officers and directors not to, and shall use reasonable best efforts to cause their other Representatives not to, directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (C) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or (D) exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational and other governing documents; (iii) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract; or (iv) resolve or agree to do any of the foregoing. As promptly as reasonably practicable (and in any event within two (2) business days) following the date hereof, the Company shall request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all information or documents previously furnished to any Person (other than Parent, its Affiliates and their respective Representatives) that has made, or has indicated an intention to make, an Acquisition Proposal, and all material incorporating such information created by any such Person.

(c) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Corporation or any of their Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from a material breach of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal is, or is reasonably likely to result in, a Superior Offer; and (ii) if the Board of Directors determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that the failure to take such action described in clauses (A) and (B) below would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Legal Requirements, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall, prior to or substantially simultaneously with the provision of any non-public information concerning the Acquired Corporations to any such Person, provide to Parent any such non-public information to the extent access to such information was not previously provided to Parent or its Representatives; and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal; provided, in the case of clauses (A) and (B), that at or prior to the first time that the Company furnishes any information to or participates in any discussions or negotiations with any Person on or after the date of this Agreement, the Company shall provide written notice to Parent of such determination in good faith of the Board of Directors as provided for above.

(d) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 24 hours) notify Parent orally and in writing if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are received by any Acquired Corporation or any of their Representatives and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or other written materials with respect thereto, including any financing arrangements) and a summary of any material unwritten terms and conditions thereof (and indicate the identity of such Person or group of Persons), and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation), including by providing copies of all written materials received by any Acquired Corporation or any of their Representatives relating to such Acquisition Proposal after written notice of such Acquisition Proposal is delivered to Parent pursuant to this Section 5.3(d).

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements; provided, however, that the Board of Directors shall not effect a Company Adverse Change Recommendation except in accordance with Section 6.1.

(f) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time, any Acquired Corporation or any of its Representatives receives an unsolicited bona fide request for a waiver or release under any standstill or similar contract, then the Company shall promptly (and in any event within 24 hours) notify Parent of such request. Notwithstanding anything to the contrary in Section 5.3(b) or elsewhere in this Agreement, the Company may waive provisions of a standstill or similar contract applicable to any Person or group (or its Representatives) in response to an unsolicited proposal that did not result from a breach of this Section 5.3 that could reasonably be expected to lead to a Superior Offer if the Board of Directors determines in good faith after consultation with the Company’s outside counsel that failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Legal Requirements.

(g) The Company agrees that in the event any of the Company’s Subsidiaries or any Representative of the Company or any of its Subsidiaries takes any action which, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation; or (B) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”); or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or term sheet with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time, and subject to compliance with the other provisions of this Section 6.1:

(i) if any Acquired Corporation has received a bona fide written Acquisition Proposal from any Person that has not been withdrawn, and after consultation with financial advisors and outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (A) the Board of Directors may make a Company Adverse Change Recommendation; or (B) provided that no Acquired Corporation or its Representatives are in material breach of any covenant or obligation set forth in Section 5.3 with respect to such Acquisition Proposal, the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if: (1) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (2) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.1(e) at least four (4) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice and any public disclosure thereof shall not, by itself, constitute a Company Adverse Change Recommendation or termination) and, if desired by Parent, during such four (4)-business day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and (3) (a) the Company shall have provided to Parent information with respect to such Acquisition Proposal in accordance with Section 5.3(d); and (b) after giving effect to the proposals made by Parent during such period, if any, after consultation with financial advisors and outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not, in and of itself, be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. The provisions of this Section 6.1(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be the later to occur of two (2) business days after the Company delivers such new Determination Notice to Parent and the end of the original four (4)-business day period described above. In the event there is a Company Adverse Change Recommendation made in compliance with this Section 6.1(b)(i) with respect to a Superior Offer, the Company shall only enter into an Specified Agreement with respect thereto by terminating this Agreement pursuant to Section 8.1(e); and

(ii) other than in connection with a Superior Offer (which shall be subject to Section 6.1(b)(i)), the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice (which notice and any public disclosure thereof shall not, by itself, constitute a Company Adverse Change Recommendation) at least four (4) business days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such four (4)-business day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary; and (2) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances specified by the Company pursuant to clause (C)(1) above and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be the later to occur of two (2) business days after the Company delivers such new Determination Notice to Parent and the end of the original four (4)-business day period described above.

6.2 Filings, Consents and Approvals.

(a) The Parties agree to use their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable all information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable Antitrust Laws. Subject to the terms of this Section 6.2, the Parties shall use their reasonable best efforts to obtain from any Governmental Body all consents, approvals authorizations or orders required to be obtained under the Antitrust Laws or to avoid the entry or enactment of any injunction or other order or decree relating to any Antitrust Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, Parent and its Affiliates shall not be required to effect or undertake (or be required to agree or consent to), and without the prior written consent of Parent, the Acquired Corporations shall not effect or undertake (and shall not agree or consent to) any sale, license, divestiture or disposition or holding separate (through the establishment of a trust or otherwise) of, or any other structural, behavioral or conduct remedy with respect to, or restriction on the conduct or operation of, (in each case, whether before or after the Offer Acceptance Time or the Effective Time), any Entity, business, division, operation, product or product line, asset or Intellectual Property right of Parent or any Acquired Corporation (or of any of Parent’s or any Acquired Corporation’s respective Subsidiaries or other Affiliates). Notwithstanding the foregoing and any other provision of this Agreement to the contrary, in no event shall Parent, Purchaser, the Acquired Corporations or any of their respective Subsidiaries be obligated to litigate or participate in the litigation of any action, whether judicial or administrative, brought by any Governmental Body challenging or seeking to restrain, prohibit or place conditions on the consummation of the Transactions; provided, that Parent shall have the right, in its sole discretion, to litigate or participate in the litigation of any such action, and, if Parent elects to take any such action, the Company shall reasonably cooperate with Parent in connection therewith.

(b) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten (10) business days after the date hereof, make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions; and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; (iii) promptly inform the other Parties of, and to the extent practicable, provide advance notice of and the opportunity to review and discuss in advance, and consider in good faith the view of the other in connection with, any written or oral communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding; (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “4(c) or 4(d) documents” as that term is used in the rules and regulations under the HSR Act); (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding; and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided, however, Parent shall, on behalf of the Parties, control and direct all aspects of the Parties’ efforts to obtain the required approvals under the Antitrust Laws, including making the final determination as to the appropriate strategy relating to any matters relating to the Antitrust Laws, including with respect to any filings, notifications, submissions and communications with or to any Governmental Body; provided further, however, that in the event the Company reasonably objects to any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted, or any other strategy, action or step taken in connection with the Parties’ efforts to obtain the required approvals under the Antitrust Laws, then such matters shall be escalated for discussion and resolution by the Chief Executive Officers, and if unable to be resolved in good faith during such discussion, such matter shall thereafter be resolved by Parent (it being understood that any such resolution shall not relieve any party of its express obligations hereunder).

(d) During the Pre-Closing Period, the Company shall, to the extent permissible under applicable Legal Requirements: (i) inform Parent’s Designated Regulatory Representative of, and provide Parent’s Designated Regulatory Representative with a reasonable opportunity to review and comment on, in advance, any material filing proposed to be made by or on behalf of any Acquired Corporation with respect to JCARH125, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA, EMA or other Specified Governmental Body by or on behalf of any Acquired Corporation, in each case relating to JCARH125 (it being understood that in no event shall the Company be required to delay any such filing, correspondence or communication); and (ii) keep Parent’s Designated Regulatory Representative reasonably informed of any material communication (written, electronic, or oral) with or from the FDA, EMA or other Specified Governmental Body relating to JCARH125. For purposes hereof, “Designated Regulatory Representative” shall mean a representative of Parent responsible for regulatory affairs.

(e) Each of the Parties shall not, and shall not permit their respective Subsidiaries to, enter into or consummate any transaction, agreement, arrangement, or acquisition of any ownership interest or assets of any Person, the effect of which would reasonably be expected to impair, materially delay or prevent any required approvals, or expiration of the waiting period, under the Antitrust Laws.

6.3 Employee Benefits.

(a) For a period of twelve (12) months following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Acquired Corporations as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such twelve (12)-month period (the “Continuing Employees”) (i) base salary and incentive opportunities (excluding equity-based incentive opportunities) that in each case are no less favorable than the base salary and incentive opportunities (excluding equity-based incentive opportunities) applicable to each such Continuing Employee immediately prior to the Effective Time; and (ii) employee benefits that are no less favorable, in the aggregate, to those employee benefits provided to such Continuing Employee immediately prior to the Effective Time.

(b) Parent shall provide or shall cause to be provided to each Continuing Employee who incurs a termination of employment during the twelve (12)-month period following the Effective Time with severance payments and benefits that are no less favorable than the severance payments and benefits to which such employee would have been entitled with respect to such termination under those severance policies of the Company set forth on Section 3.16(c) of the Company Disclosure Schedule as in effect immediately prior to the Effective Time.

(c) Parent shall, or shall cause the Surviving Corporation or any Affiliate of Parent or the Surviving Corporation, as applicable, to give Continuing Employees full credit for Continuing Employees’ service with the Company and its Subsidiaries for purposes of eligibility, vesting and determination of the level of benefits (including vacation/paid time off), under any benefit plans made generally available to officers or employees or any class or level of officers or employees maintained by Parent, the Surviving Corporation or any of their respective Affiliates in which a Continuing Employee participates to the same extent recognized by the Company immediately prior to the Closing Date; provided, however, that such service shall not be recognized (i) to the extent that such recognition would result in a duplication of benefits with respect to the same period of service, (ii) under a newly established plan for Parent employees generally which prior service is not taken into account for any employees of Parent, or (iii) with respect to any equity based compensation.

(d) Parent shall, or shall cause the Surviving Corporation or Parent’s or the Surviving Corporation’s Affiliates, as applicable, to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or any Subsidiary of Parent that provides health benefits in which Continuing Employees may be eligible to participate following the Closing Date (such plan, a “New Plan”), but only to the extent coverage under any such New Plan replaces coverage under the analogous Employee Plan, other than any limitations that were in effect with respect to such employees as of the Closing Date under the analogous Employee Plan; (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing Date during the portion of the calendar year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent, the Surviving Corporation or any of their respective Affiliates in which they are eligible to participate after the Closing Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable under a New Plan to a Continuing Employee and his or her eligible dependents on or after the Closing Date, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Closing Date.

(e) Parent acknowledges that, upon the Closing, a “Change in Control” (or “Change of Control” as the case may be) shall have occurred for purposes of each of the Employee Plans in which such definition appears.

(f) The provisions of this Section 6.3 and Section 6.14 are solely for the benefit of the Parties, and no provision of this Section 6.3 or Section 6.14 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement or have the right to enforce the provisions hereof. Nothing in this Section 6.3, Section 6.14 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment.

6.4 ESPP. The Company shall take all actions necessary pursuant to the terms of the Company ESPP in order to (i) shorten the offering period under the Company ESPP that would extend beyond the Effective Time (the “Current Offering”) such that a new exercise date for such Current Offering shall occur prior to the Effective Time and shares shall be purchased on such new exercise date with all amounts credited to participants’ accounts as of such new exercise date prior to the Effective Time, and (ii) provide that each individual participating in the Company ESPP as of the date of this Agreement shall not be permitted to (A) during the offering period in effect on the date of this Agreement, increase his or her payroll contribution rate pursuant to the Company ESPP from the rate in effect on the date of this Agreement or (B) make separate nonpayroll contributions to the Company ESPP on or following the date of this Agreement, except as may be required by applicable Legal Requirements. For the avoidance of doubt, prior to the Effective Time, the Company shall provide to all plan participants the notices required pursuant to the last sentence of Section 19(c) of the Company ESPP.

6.5 Indemnification of Officers and Directors.

(a) For a period of six (6) years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of the Acquired Corporations and any director or officer of the Acquired Corporations who commences serving in such capacity following the date hereof and prior to the Effective Time in accordance with the terms hereof under (i) any indemnification or other similar agreements of the Acquired Corporations listed in Section 6.5(a) of the Company Disclosure Schedule between the Company or any of its Subsidiaries and any of their current or former directors and officers or any indemnification or similar agreement between the Company or any of its Subsidiaries with any director or officer of the Acquired Corporations who commences serving in such capacity following the date hereof and prior to the Effective Time in accordance with the terms hereof; provided, however, that any such agreement entered into with any such Indemnified Person shall be in substantially the same form as the indemnification agreements listed in Section 6.5(a) of the Company Disclosure Schedule, and (ii) the indemnification, expense advancement and exculpation provisions in any certificate of incorporation or bylaws or comparable organizational document of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall cause each of the Acquired Corporations to perform its obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements In the event of any such claim, action, suit or proceeding, (A) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation, as in effect on the date of this Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification; and (B) the Surviving Corporation shall reasonably cooperate in the defense of any such matter. Notwithstanding anything to the contrary set forth in this Section 6.5(a) or elsewhere in this Agreement, if an Indemnified Person is prohibited in a written Contract with any Acquired Corporation from effecting a settlement without the prior consent of such Acquired Corporation, neither the Surviving Corporation nor any of its Affiliates (including Parent) shall be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

(b) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Acquired Corporations or provide substitute policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Acquired Corporations, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies, in the aggregate for all six (6) years, an amount equal to more than 300% of the aggregate annual premium most recently paid by the Acquired Corporations prior to the date of this Agreement, which amount is set forth on Section 6.5(b) of the Company Disclosure Schedule (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.5(b) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Acquired Corporations, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.5.

(d) The provisions of this Section 6.5 (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger; (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6 Stockholder Litigation. Subject to entry into a customary joint defense agreement, the Company shall give Parent (a) the opportunity to participate at Parent’s sole expense in the defense of any litigation against the Company, its directors or officers, or any Subsidiary of the Company and/or its respective directors or officers (each, a “Company Party”) relating to the Transactions; (b) the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation (and shall give reasonable consideration to Parent’s comments and other advice with respect thereto); and (c) the right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

6.7 Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions; (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions; and (c) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by applicable Legal Requirements; (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e); and (d) neither Party need consult with the other in connection with such portion of any press release, public statement or filing to be issued with respect to any Determination Notice, Acquisition Proposal or Company Adverse Change Recommendation (but without limiting the Company’s obligations under Section 5.3 or Section 6.1).

6.9 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective board of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10 Section 16 Matters. The Company and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options, Company RSUs and Company Restricted Shares in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.12 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.13 Financing Cooperation.

(a) The Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries and each of their respective Representatives to provide, to Parent and Purchaser, reasonable cooperation that may be reasonably requested by Parent and Purchaser and that is necessary or customary, proper or advisable in connection with the arrangement of any loan transaction or capital markets debt financing (whether public or private) undertaken by Parent in contemplation of the consummation of the Transaction (any such financing, the “Financing”), including reasonable cooperation, in each case to the extent reasonably requested: (i) to provide, within a reasonable amount of time following such reasonable request, to Parent, Purchaser and their Financing Sources material financial and other pertinent information with respect to the Company and its Subsidiaries and the Transactions, including information and projections prepared by the Company relating to the Acquired Corporations required in connection with the preparation of the Finance Offering Documents and diligence documentation reasonably requested by persons in connection with the Financing; (ii) to cooperate with the marketing efforts of Parent, Purchaser and their Financing Sources for any of the Financing, including causing its Representatives to participate, during normal working hours and upon reasonable notice, in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, a reasonable number of times; (iii) to assist with the preparation of materials relating to the Acquired Corporations for rating agency presentations, lender presentations, offering documents, information memoranda, road show presentations and similar documents (including assisting with the preparation of pro forma financial statements meeting the requirements of SEC Regulation S-X) necessary, proper or advisable in connection with the Financing (collectively, the “Finance Offering Documents”); (iv) to assist Parent in obtaining consents of the Company’s auditors for use of their reports in any materials relating to the Financing and customary “comfort letters” (including customary negative assurances and “bring-down” letters from the Company’s independent accountants on customary terms); and (v) to provide all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act. Notwithstanding the foregoing, (i) no obligation of the Company or its Subsidiaries under any certificate, document or instrument executed pursuant to the foregoing shall be effective until the Offer Acceptance Time (or such later time set forth in such certificate, document or instrument), and neither the Company nor its Subsidiaries nor any of their respective Representatives shall be required to take any action under any such certificate, document or instrument that is not contingent upon the consummation of the Offer (including the entry into any agreement that is effective before consummation of the Offer) or that would be effective prior thereto or take any corporate actions prior to the Closing, (ii) nothing herein shall require cooperation to the extent that such cooperation would, in the good faith determination of the Company, interfere unreasonably with the business or operations of the Company or its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries shall be required to waive or amend any terms of this Agreement, (iv) neither the Company nor any of its Subsidiaries shall be required to take any action that will conflict with or violate its organizational documents or any applicable Legal Requirement, and (v) neither the Company nor any of its Subsidiaries shall be required to issue any offering or information document (other than as required to comply with the Company’s obligations pursuant to this Section 6.13). None of the Company nor any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs that will be reimbursed by Parent pursuant to clause (b) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing that would be effective prior to the Closing. The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the syndication or marketing of the Financing; provided that such logos are used in a manner that is reasonable and customary in connection with a Financing, and any in event, not intended to harm or disparage the Company, its Subsidiaries or their marks.

(b) Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with their cooperation and indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, settlements, costs or expenses (including reasonable attorneys’ fees) suffered or incurred by them to the extent such losses, damages, claims, interest, awards, judgments, penalties, settlements, costs or expenses arose out of the actions taken by the Company, its Subsidiaries or their respective Representatives pursuant to this Section 6.13 (other than information provided by the Company, its Subsidiaries or their respective Representatives in writing for express use therein), except to the extent such losses, damages, claims, interest, awards, judgments, penalties, settlements, costs or expenses are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of or resulted from the gross negligence or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives.

(c) Notwithstanding anything herein to the contrary, Parent and Purchaser acknowledge and agree that obtaining the Financing is not a condition to consummation of the Transactions, and that, irrespective and independently of the availability of the Financing, Parent and Purchaser shall be obligated to pay for the tendered Shares and consummate the Merger and the other Transactions as provided herein, subject to the satisfaction or waiver of the Offer Conditions or the conditions set forth in Section 7, as applicable. Notwithstanding anything in this Agreement to the contrary, the condition set forth in clause (c) of Annex I, as it applies to the Company’s obligations pursuant to this Section 6.13, shall be deemed satisfied.

6.14 Plan Terminations.

(a) Unless otherwise requested by Parent at least ten (10) days prior to the Closing, the Company shall terminate any and all Employee Plans intended to qualify under Section 401(a) of the Code that include a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code (the “Company 401(k) Plans”), such termination to be effective not later than the day immediately preceding the Closing. In the event of such termination, the Company shall provide Parent with evidence that such Company 401(k) Plans have been terminated pursuant to resolution (the form and substance of which shall be subject to prior review and approval by Parent) of the Board of Directors. In the event of such termination, Parent shall cause each Continuing Employee who is a participant in a Company 401(k) Plan to be allowed to participate, effective as soon as reasonably practicable after the Closing, in a plan intended to be tax qualified which includes a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code that is sponsored and maintained by Parent or an Affiliate of Parent (the “Parent 401(k) Plan”). In addition, Parent shall, or shall cause an Affiliate to, take all actions deemed reasonably necessary by Parent to cause the Parent 401(k) Plan to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans) from the Company 401(k) Plan.

6.15 FIRPTA. The Company shall provide Parent with a certificate complying with the requirements of Section 1.1445-2(c)(3)(i) of the Treasury Regulations, dated as of or before the date on which the Offer Acceptance Time occurs, but in no event dated more than thirty (30) days prior to the Closing Date, certifying that the Company is not and has not been a U.S. real property holding corporation during the five-year period ending on the date of such certificate.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction as of the

Closing, of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body which prohibits or makes illegal the consummation of the Merger.

7.2 Consummation of Offer. The Offer Acceptance Time shall have occurred.

SECTION 8

TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing shall not have occurred on or prior to midnight, Eastern Time, on July 23, 2018 (the “End Date”); provided, however, that in the case of this Section 8.1(b), (i) if on the End Date all of the conditions set forth in Annex I, other than clause (e) or (g) (solely in respect of the HSR Act) set forth in Annex I shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than the condition set forth in clause (a) of Annex I and any other conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended by a period of one hundred twenty (120) days (and all references to the End Date herein and in Annex I shall be as so extended); and (ii) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c) by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the issuance of such final and nonappealable order, decree, ruling or other action;

(d) by Parent at any time prior to the Offer Acceptance Time, if: (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Board of Directors fails to recommend, in a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; or (iii) the Board of Directors fails to publicly reaffirm the Company Board Recommendation within ten (10) business days after Parent so requests in writing; provided, that Parent may only make such request once with respect to any Acquisition Proposal (provided that each time a Determination Notice is given, Parent shall be entitled to make a new request);

(e) by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer in accordance with the terms set forth in Section 6.1(b)(i) and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of such Superior Offer (a “Specified Agreement”); provided that the Company shall have paid the Termination Fee pursuant to Section 8.3(b)(i) immediately before or substantially contemporaneously with and as a condition to such termination;

(f) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(g) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder;

(h) by the Company if (i) all of the Offer Conditions (other than the conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such Offer Conditions being satisfied or waived at or prior to the Offer Acceptance Time) have been satisfied or waived at the expiration of the Offer on the Expiration Date, (ii) if following the Offer Acceptance Time, Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within three (3) business days following the Expiration Date; (iii) no later than two (2) business days after the Expiration Date, the Company has irrevocably confirmed by written notice to Purchaser the Company’s intention to terminate this Agreement pursuant to this Section 8.1(h) if Purchaser fails to consummate the Offer within three (3) business days following the Expiration Date (with such written notice stating the basis for such termination) and (iv) at all times during such three (3) business day period, the Company stood ready, willing and able to consummate the Transactions; or

(i) by Parent at any time prior to the Offer Acceptance Time in the event of a material breach of Section 5.3 or Section 6.1 that either results in an Acquisition Proposal or materially hinders, materially delays or prevents the consummation of the Transactions.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final sentence of Section 1.2(b), the final sentence of Section 5.1(a), Section 6.13(b), this Section 8.2, Section 8.3 and Section 9 (other than Section 9.5(b)), and the definitions of all defined terms appearing in such Sections, shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or willful and material breach of this Agreement prior to termination.

8.3 Expenses; Termination Fees.

(a) Except as set forth in Section 6.13(b) and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d);

(iii) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) and at the time of such termination the condition set forth in clause (e) of Annex I was satisfied (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso to Section 8.1(b)) or by Parent pursuant to Section 8.1(f); (B) any Person shall have publicly disclosed a bona fide Acquisition Proposal, or such Acquisition Proposal has otherwise been communicated to the Board of Directors or the Company’s stockholders and shall have become publicly known, after the date hereof and prior to such termination; and (C) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal (which Acquisition Proposal is subsequently consummated, whether during or following such twelve (12)-month period) or consummated an Acquisition Proposal; provided that for purposes of this clause (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”; or

(iv) this Agreement is terminated by Parent pursuant to Section 8.1(i);

(c) then, in any such event under clause (i), (ii), (iii) or (iv) of Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (i) in the case of Section 8.3(b)(i), prior to or substantially contemporaneously with (and as a condition to the effectiveness of) such termination, (ii) in the case of Section 8.3(b)(ii) or Section 8.3(b)(iv), as promptly as practicable (and in any event, within two (2) business days after such termination), or (iii) in the case of Section 8.3(b)(iii), prior to or substantially contemporaneously with the consummation of the Acquisition Proposal referred to in clause (C) of Section 8.3(b)(iii); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. As used herein, “Company Termination Fee” shall mean a cash amount equal to $300,000,000. Payment of the Company Termination Fee pursuant to this Section 8.3(c) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination, other than with respect to claims for, arising out of or in connection with fraud or willful and material breach of this Agreement.

(d) In the event of any termination described in Section 8.3(b), (i) payment from the Company to Parent of the Company Termination Fee pursuant to Section 8.3(c) shall be the sole and exclusive remedy of Parent, Purchaser or any of their respective Affiliates against the Acquired Corporations and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company

Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise; and (ii) upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, other than with respect to claims for, arising out of or in connection with fraud or willful and material breach of this Agreement.

(e) In the event that:

(i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b); or

(ii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c);

provided, that in either case, at the time of such termination of this Agreement, the Regulatory Condition has not been satisfied and the failure of the Regulatory Condition to be satisfied did not result from any breach by the Company of any covenant or obligation set forth in this Agreement,

(f) then, in any such event under clause (e)(i) or (e)(ii) above (after giving effect to the proviso therein), Parent shall pay to the Company or its designee the Parent Termination Fee by wire transfer of same day funds as promptly as practicable (and in any event, within two (2) business days after such termination); it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. As used herein, “Parent Termination Fee” shall mean a cash amount equal to $600,000,000.

(g) The payment by Parent of the Parent Termination Fee shall be the sole and exclusive remedy of the Company in the event of termination of this Agreement under circumstances requiring the payment of the Parent Termination Fee pursuant to clause (e) above, other than with respect to claims for, arising out of or in connection with fraud or in the case of a willful material breach or intentional material breach of this Agreement.

(h) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to timely pay any amount due pursuant to Section 8.3(c) or (e), respectively, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company for the Company Termination Fee or the Company commences a Legal Proceeding which results in a judgment against Parent for the Parent Termination Fee, as the case may be, the Company or Parent, as applicable, shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, this Agreement may be amended with the approval of the respective board of directors of the Company, Parent and Purchaser at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Notwithstanding the foregoing, this Section 9.1, Section 9.5(a), Section 9.5(c), the last sentence of Section 9.7 and Section 9.13 (and any related definitions insofar as they affect such Sections) may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Financing Sources, in each case, without the prior written consent of the Financing Sources adversely affected.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. At any time prior to the Effective Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other; (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto; or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by any Legal Requirement except to the extent set forth in Section 8.3(d).

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes or Schedules) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. The Confidentiality Agreement shall survive the execution and delivery of this Agreement except that the restrictions on contact and restrictions on disclosure (to the extent to be included in SEC filings in connection with the Transactions) in the Confidentiality Agreement shall terminate immediately following the execution and delivery of this Agreement solely for purposes of permitting the actions contemplated hereby to be consummated. This Agreement may be executed in one or more counterparts, including by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts; (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts; (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts; and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Notwithstanding anything herein to the contrary, (A) the Company (on behalf of itself, its Subsidiaries and the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of each of them) and each of the other Parties hereto agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) against a Financing Source that is in any way related to this Agreement, the Merger, the Offer or any of the other Transactions, including any dispute arising out of or relating in any way to any Financing, shall be governed by, and construed in accordance with the laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law); provided that (1) the interpretation of the definition of Material Adverse Effect and whether or not a Material Adverse Effect has occurred, (2) the determination of the accuracy of any representations made in this Agreement and whether as a result of any inaccuracy thereof Parent or Purchaser has the right to terminate its obligations under this Agreement, or to decline to consummate the Transactions pursuant to this Agreement and (3) the determination of whether the Offer, the Merger and the other Transactions have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles that would result in the application of the law of any other state, and (B) each of the Parties hereto agrees (on behalf of itself, its Subsidiaries and the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of each of them) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Merger, the Offer or any of the other Transactions, including any dispute arising out of or relating in any way to any Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF OR THE ACTIONS OF ANY FINANCING SOURCE IN CONNECTION WITH ANY FINANCING (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY (i) MAKES THIS WAIVER VOLUNTARILY AND (ii) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided further, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Delaware corporate Subsidiary of Parent to act as Purchaser, in which event all references to Purchaser in this Agreement shall be deemed references to such other Subsidiary; provided such assignment shall not impede or delay the consummation of the Transactions or relieve Parent of its obligations hereunder.

9.7 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement; and (ii) the right of the holders of Company Options, Company RSUs and Company Restricted Shares to receive the Merger Consideration pursuant to Section 2.8 following the Effective Time in accordance with the terms of this Agreement; (b) the provisions set forth in Section 6.5 of this Agreement; and (c) the limitations on liability of the Company Related Parties set forth in Section 8.3(d). Notwithstanding anything herein to the contrary, the Financing Sources shall be express third-party beneficiaries of this sentence and the last sentence of Section 9.1, Section 9.5 and Section 9.13, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

9.8 Transfer Taxes. Except as otherwise provided in Section 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed on the Company with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares.

9.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand; (b) two (2) business days after being sent by registered mail or by courier or express delivery service; (c) if sent by email prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed; or (d) if sent by email after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical or email address set forth beneath the name of such Party below (or to such other physical or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

c/o Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

Attention: General Counsel

Email: gmasoudi@celgene.com

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036-8299

Attention:   Robert A. Cantone

                   Daniel I. Ganitsky

                   Michael E. Ellis

Email:        rcantone@proskauer.com

                   dganitsky@proskauer.com

                   mellis@proskauer.com

if to the Company (prior to the Effective Time):

Juno Therapeutics, Inc.

400 Dexter Ave. N, Suite 1200

Seattle, Washington 98109

Attention: General Counsel

Email: LegalNotice@junotherapeutics.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

Attention: Kenton J. King

                   Graham Robinson

                   Amr Razzak

Email:        kenton.king@skadden.com

                   graham.robinson@skadden.com

                   amr.razzak@skadden.com

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Obligation of Parent. Parent shall ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

9.13 No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Company (on behalf of itself, its Subsidiaries and the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of each of them) acknowledges and agrees that it (and such other Persons) shall have no recourse against the Financing Sources, and the Financing Sources shall be subject to no liability or claims by the Company (or such other Persons), in connection with the Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

COMPANY:

JUNO THERAPEUTICS, INC.

By:	/s/ Hans E. Bishop
Name: Hans E. Bishop
Title: President and
Chief Executive Officer

PARENT:

CELGENE CORPORATION

By:	/s/ Mark Allen
Name: Mark Allen
Title: Chief Executive Officer

PURCHASER:

BLUE MAGPIE CORPORATION

By:	/s/ Mark Allen
Name: Mark Allen
Title: Chief Executive Officer

[Signature Page to the Merger Agreement]

EXHIBIT A

DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” shall mean the Company and its Subsidiaries.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition or license of assets of the Company equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (B) acquisition or exclusive license of any of the Key Products or any other license granting commercialization rights with respect to a Key Product;

(C) issuance or acquisition of 20% or more of the outstanding Company Common Stock; (D) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock; or (E) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock, in each case other than the Transactions.

Adjusted Option. “Adjusted Option” is defined in Section 2.8(b) of the Agreement.

Adjusted Performance Restricted Share. “Adjusted Performance Restricted Share” is defined in Section 2.8(j) of the Agreement.

Adjusted PRSU. “Adjusted PRSU” is defined in Section 2.8(h) of the Agreement.

Adjusted Restricted Share. “Adjusted Restricted Share” is defined in Section 2.8(f) of the Agreement.

Adjusted Restricted Stock Unit. “Adjusted Restricted Stock Unit” is defined in Section 2.8(d) of the Agreement.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

Assumed Plans. “Assumed Plans” is defined in Section 2.8(n) of the Agreement.

Board of Directors. “Board of Directors” is defined in Recital (C) to the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

business day. “business day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Cashed-Out Company Performance Restricted Shares. “Cashed-Out Company Performance Restricted Shares” is defined in Section 2.8(i) of the Agreement.

Cashed-Out Company Restricted Shares. “Cashed-Out Company Restricted Shares” is defined in Section 2.8(e) of the Agreement.

Cashed-Out Company PRSUs. “Cashed-Out Company PRSUs” is defined in Section 2.8(g) of the Agreement.

Cashed-Out Company RSUs. “Cashed-Out Company RSUs” is defined in Section 2.8(c) of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change-of-Control Payment. “Change-of-Control Payment” is defined in Section 3.9(a)(v) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Company. “Company” is defined in the preamble to the Agreement.

Company 401(k) Plans. “Company 401(k) Plans” is defined in Section 6.14(a) of the Agreement.

Company Adverse Change Recommendation. “ Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company or any of its Subsidiaries.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital (C) of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.0001 par value per share, of the Company.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(g) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Equity Plans. “ Company Equity Plans ” shall mean the Company 2014 Equity Incentive Plan and the Company 2013 Equity Incentive Plan, as amended and not including the Company ESPP.

Company ESPP. “Company ESPP” shall mean the Company 2014 Employee Stock Purchase Plan.

Company IP. “Company IP” shall mean all (a) Company-Owned Intellectual Property; and (b) Company Licensed IP.

Company Licensed IP. “Company Licensed IP ” shall mean all Intellectual Property licensed, or with respect to which rights are granted, to any Acquired Corporation pursuant to any IP Contract.

Company-Owned IP. “Company-Owned IP” shall mean all Intellectual Property that is owned by any Acquired Corporation, including any such Intellectual Property that is jointly owned with any other Person.

Company-Owned Registered IP. “Company-Owned Registered IP” is defined in Section 3.8(a) of the Agreement.

Company-Licensed Registered IP. “Company-Owned Registered IP” is defined in Section 3.8(a) of the Agreement.

Company Options. “Company Options” shall mean all stock options to purchase Shares.

Company Party. “Company Party” is defined in Section 6.6 of the Agreement.

Company Performance Restricted Shares. “Company Performance Restricted Shares” shall mean Shares issued by the Company subject to performance-based vesting.

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, $0.0001 par value per share, of the Company.

Company PRSUs. “Company PRSUs” shall mean restricted stock units with respect to Shares subject to performance-based vesting.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(d) of the Agreement.

Company Restricted Shares. “ Company Restricted Shares” shall mean Shares issued by the Company subject to vesting (other than performance-based vesting) or other restrictions.

Company Returns. “Company Returns” is defined in Section 3.15(a) of the Agreement.

Company RSUs. “Company RSUs” shall mean restricted stock units with respect to Shares, other than restricted stock units subject to performance-based vesting.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Termination Fee. “Company Termination Fee” is defined in Section 8.3(c) of the Agreement.

Confidentiality Agreement. “Confidentiality Agreement” shall mean Article 8 of the Amended and Restated Master Research and Collaboration Agreement, dated August 13, 2015, by and among the Company, Parent and Celgene RIVOT Ltd., as modified by (i) the Amended and Restated Letter Agreement, dated December 21, 2017, by and among the Company and Parent, and (ii) the Amended Letter Agreement, dated January 21, 2018, by and between the Company and Parent.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

Continuing Employees. “Continuing Employees” is defined in Section 6.3(a) of the Agreement.

Contract. “Contract” shall mean any binding agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, license, sublicense, commitment or undertaking.

Copyrights. “Copyrights” is defined in the definition of Intellectual Property.

Current Offering. “Current Offering” is defined in Section 6.4 of the Agreement.

Delaware Courts. “Delaware Courts” is defined in Section 9.5(a) of the Agreement.

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Designated Regulatory Representative. “Designated Regulatory Representative” is defined in Section 6.2(d) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DOL. “DOL” is defined in Section 3.16(c) of the Agreement.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA, (b) bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, other equity-based plan, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement, and (c) employment, consulting, severance or similar agreement, and each other employee benefit plan, or arrangement, in each case that is (i) sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee of the Company or any of its Subsidiaries; (ii) with respect to which the Company or any of its Subsidiaries has any liability; or (iii) to which the Company or any of its Subsidiaries is a party.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or similar restriction of any nature.

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

Equity Award Conversion Ratio. “Equity Award Conversion Ratio” means the quotient of (i) the Offer Price divided by (ii) the Parent Trading Price.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Event. “Event” is defined in the definition of Material Adverse Effect.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Excluded Shares. “Excluded Shares” is defined in Section 1.1(a) of the Agreement.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “ FDCA” shall mean the Federal Food, Drug and Cosmetic Act, as amended, and all related rules, regulations and guidelines.

Finance Offering Documents. “Finance Offering Documents” is defined in Section 6.13(a) of the Agreement.

Financing. “Financing” is defined in Section 6.13(a) of the Agreement.

Financing Sources. “Financing Sources” shall mean the agents, arrangers, lenders and other entities (other than Parent or any of its Subsidiaries) that have committed to provide or arrange or otherwise entered into agreements in connection with any Financing, including the parties (other than Parent or any of its Subsidiaries) to any commitment letter or engagement letter in respect of any Financing or to any joinder agreements, indentures, credit agreements or other agreements entered pursuant thereto or relating thereto, together with their Affiliates and the current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives of each of them and the successors and assigns of the foregoing Persons.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

Good Clinical Practices. “Good Clinical Practices” shall mean FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and all comparable standards of the EMA and any other applicable Specified Governmental Body.

Good Laboratory Practices. “Good Laboratory Practices” means the FDA’s standards for conducting nonclinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and all comparable standards of the EMA and any other applicable Specified Governmental Body.

Good Manufacturing Practices. “Good Manufacturing Practices” means the requirements set forth in the quality systems regulations for drugs and biological products contained in 21 C.F.R. Parts 210 and 211 and 600 and 610, and all comparable standards of the EMA and any other applicable Specified Governmental Body.

Governmental Authorization. “Governmental Authorization” shall mean any: permit, license, certificate, approval, consent, grant, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, international, multinational, supranational or other government; or (c) governmental or quasi- governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

Health Care Laws. “Health Care Laws” shall mean all health care Legal Requirements related to, as applicable, the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, import, export or distribution of pharmaceutical or biological products or otherwise applicable to the operation of the business of the Acquired Corporations as currently conducted and as contemplated by the Acquired Corporations to be conducted, including, as applicable: (i) the FDCA and the Public Health Service Act and regulations promulgated thereunder, including, as applicable, those requirements relating to the FDA’s current Good Manufacturing Practices, Good Laboratory Practices, Good Clinical Practices, investigational use, pre-market approval and applications to market new pharmaceutical or biological products; (ii) the Clinical Laboratory Improvement Amendments of 1988; (iii) federal and state anti-kickback laws (including the federal Anti-Kickback Statute (42 U.S.C. § 1320-7(b)); (iv) other Legal Requirements governing the development, conduct, monitoring, patient informed consent, auditing, analysis and reporting of clinical trials; (v) Legal Requirements governing data gathering activities relating to the detection, assessment, and understanding of adverse events (including pharmacovigilance and adverse event regulations and guidance of FDA and ICH); (vi) the federal Medicare and Medicaid statutes, as applicable; (vii) any Legal Requirement the violation of which is cause for exclusion from any federal health care program; and (viii) any comparable state, federal or foreign Legal Requirements relating to any of the foregoing.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indebtedness. “ Indebtedness” shall mean (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including any capital leases; (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company; (c) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases); (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired or deferred purchase price of property or services (other than trade accounts payable in the ordinary course); (e) net obligations of any interest rate swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements; or (f) any guaranty of any such obligations described in clauses (a) through (e) of any Person other than the Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business consistent with past practice).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

INDs. “INDs” is defined in Section 3.8(d) of the Agreement.

Information Privacy and Security Laws. “Information Privacy and Security Laws” shall mean all applicable Legal Requirements concerning the privacy, data protection, transfer or security of Personal Information, including, but not limited to, the following and their implementing regulations: the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder (collectively “HIPAA”), the HITECH Act and the regulations promulgated pursuant thereto, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Telephone Consumer Protection Act, Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of Personal Information, the CAN-SPAM Act, Children’s Online Privacy Protection Act, PCI DSS, state data breach notification laws, state data security laws, state social security number protection laws, any Legal Requirements pertaining to privacy or data security and any applicable Legal Requirements concerning requirements for website and mobile application privacy policies and practices, or any outbound communications (including e-mail marketing, telemarketing and text messaging), tracking and marketing.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property. “Intellectual Property” shall mean all intellectual property rights throughout the world, including all U.S. and foreign (a) patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”); (b) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”); (c) copyrights and copyrightable subject matter (“Copyrights”); (d) trade secrets and all other confidential information, ideas, know-how, proprietary processes, protocols, specifications, techniques, data, results, plans, formulae, formulations, compositions, models, and methodologies (“Trade Secrets”); and (e) all applications and registrations for the foregoing.

Intervening Event. “Intervening Event” shall mean an event, occurrence, fact or change that materially affects the business, assets or operations of the Company (other than any event, occurrence, fact or change resulting from a breach of this Agreement by the Company) occurring or arising after the date hereof that was not known or reasonably foreseeable to the Board of Directors as of the date hereof, which event, occurrence, fact or change becomes known to the Board of Directors prior to the Offer Acceptance Time, other than (i) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (ii) any Acquisition Proposal, (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event), or (iv) the results of any clinical trials.

IP Contract. “IP Contract” is defined in Section 3.9(a)(vii) of the Agreement.

IRS. “IRS” shall mean the Internal Revenue Service.

Key Products. “Key Products” shall mean the products and product candidates of the Acquisition Corporations set forth on Section 1 of the Company Disclosure Schedule.

knowledge. “knowledge” with respect to an Entity shall mean, with respect to any matter in question, the actual knowledge of any person serving as an “officer” (as defined in Section 16(a) of the Exchange Act) of such Entity, after reasonable inquiry under the circumstances.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding) or hearing commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational, supranational or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ), the NYSE or other stock exchange.

Material Adverse Effect. “Material Adverse Effect” shall mean any state of facts, condition, development, occurrence, circumstance, change, effect or event (each, an “ Event”) which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Transactions on or before the End Date; or (b) the business, assets, financial condition or results of operations of the Acquired Corporations, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect for purposes of clause (b) above: (i) any change in the market price or trading volume of the Company’s stock or in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) any Event resulting from the announcement, pendency or performance of the Transactions (other than for purposes of any representation or warranty contained in Section 3.22 and the condition set forth in clause (b)(v) of Annex I solely as such condition relates to Section 3.22); (iii) any Event generally affecting the industries in which the Acquired Corporations operate, or the economy generally, or other general business, financial, market, regulatory or political conditions in the United States or elsewhere in the world; (iv) any Event arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any Event arising directly or indirectly from or otherwise relating to any outbreak or escalation of hostilities, act of terrorism, war, national or international calamity, natural disaster or any other similar event in the United States or elsewhere in the world; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (vii) any adverse effect arising directly from, or otherwise directly relating to, any action taken by the Company at the written direction of an officer of Parent or any action expressly required to be taken by the Company pursuant to the terms of this Agreement, or the failure of the Company to take any action that the Company is expressly prohibited by the terms of the Agreement from taking to the extent Parent fails to give its timely consent thereto after a written request therefor pursuant to Section 5.2 and Section 9.9; (viii) any Event resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective Affiliates; (ix) any Event arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any chance in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); (x) any Legal Proceeding described in Section 2.7; or (xi) any litigation arising from allegations of a breach of fiduciary duty relating to this Agreement or the transactions contemplated by this Agreement provided that any Event referred to in the foregoing clauses (iii), (iv), (v) and (ix) may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect to the extent such Event materially disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Maximum Amount. “Maximum Amount” is defined in Section 6.5(b) of the Agreement.

Merger. “Merger” is defined in Recital (B) of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

NASDAQ. “NASDAQ” shall mean The NASDAQ Global Select Market.

New Plan. “New Plan” is defined in Section 6.3(d) of the Agreement.

NYSE. “NYSE” shall mean the New York Stock Exchange.

Offer. “Offer” is defined in Recital (A) of the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.1(h) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in Recital (A) of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent 401(k) Plan. “Parent 401(k) Plan” is defined in Section 6.14(a) of the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any Event that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner on the terms set forth herein.

Parent-Owned Shares. “Parent-Owned Shares” is defined in Section 2.5(a)(ii) of the Agreement.

Parent Termination Fee. “Parent Termination Fee” is defined in Section 8.3(f) of the Agreement.

Parent Trading Price. “Parent Trading Price” shall mean the volume weighted average of the closing sale prices per share of Parent Common Stock on the NASDAQ, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) for the fifteen (15) full consecutive trading days ending on the last trading day prior to the Offer Acceptance Time.

Parties. “Parties” shall mean Parent, Purchaser and the Company.

Patents. “Patents” is defined in the definition of Intellectual Property.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes that are not due and payable or the validity of which is being contested in good faith by appropriate proceedings; (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant Party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice); (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract; (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report; and (e) licenses of or other grants of rights to use or obligations in respect of Intellectual Property (i) which (A) are written and not required to be set forth on the Company Disclosure Schedule or (B) after the date hereof, are expressly permitted to be entered into under Section 5.2(b) of the Agreement or (ii) the terms and conditions of which have been provided or made available to Parent or Parent’s Representatives on or prior to the date hereof.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Information. “Personal Information” is defined in Section 3.8(g) of the Agreement.

Pre-Closing Non-Performance Awards. “Pre-Closing Non-Performance Awards” is defined in Section 2.8(l) of the Agreement.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1(a) of the Agreement.

Products. “Products” shall mean all drug or biological products or product candidates being developed, tested, labeled, manufactured, stored, imported, exported or distributed by any Acquired Corporation, including any CAR or TCR production candidate.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Regulatory Condition. “Regulatory Condition” means the Offer Conditions related to approvals under the HSR Act.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” is defined in Section 3.4(a) of the Agreement.

Schedule 13E-3. “Schedule 13E-3” is defined in Section 1.3 of the Agreement.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

Schedule TO. “Schedule TO” is defined in Section 1.1(e) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shares. “Shares” is defined in Recital (A) of the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(e) of the Agreement.

Specified Governmental Bodies. “Specified Governmental Bodies” is defined in Section 3.12(a) of the Agreement.

Stockholder List Date. “Stockholder List Date” is defined in Section 1.2(b) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean an unsolicited bona fide written Acquisition Proposal made after the date hereof that the Board of Directors determines, in its good-faith judgment, after consultation with outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing, termination fees, any expense reimbursement provisions and whether such Acquisition Proposal is fully financed) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions and taking into account all legal, regulatory and financing aspects (including certainty of closing, termination fees, any expense reimbursement provisions and whether such Acquisition Proposal is fully financed) (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

Surviving Corporation. “Surviving Corporation” is defined in Recital (B) of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, including any charge or amount (including any fine, penalty or interest) related thereto, imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

Termination Condition. “Termination Condition” is defined in Annex I to the Agreement.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property.

Trade Secrets. “Trade Secrets” is defined in the definition of Intellectual Property.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement; and (b) all of the transactions contemplated by the Agreement, including the Offer and the Merger.

Treasury Regulations. “Treasury Regulations” shall mean the regulations promulgated under the Code by the U.S. Department of the Treasury.

Vested in the Money Option. “Vested in the Money Option” is defined in Section 2.8(a) of the Agreement.

Voting and Standstill Agreement. “Voting and Standstill Agreement” shall mean the Voting and Standstill Agreement, dated June 29, 2015, by and among the Company, Parent and Celgene RIVOT Ltd., as modified by the Amended Letter Agreement, dated January 21, 2018, by and between the Company and Parent.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (e) and (g) shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL) and not validly withdrawn Shares that, considered together with all other Shares (if any) owned by Parent and its “affiliates” (as defined in Section 251(h) of the DGCL), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”). For the avoidance of doubt, for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b)

(i) the representations and warranties of the Company set forth in Sections 3.1(a) (Due Organization; Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), 3.20 (Authority; Binding Nature of Agreement), 3.21 (Takeover Laws), 3.23 (Opinion of Financial Advisor) and 3.24 (Brokers and Other Advisors) of the Agreement shall be true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in the first sentence of Section 3.3(a) and clauses (i) — (iii) of Section 3.3(c) solely as such representations relate to the Company (Capitalization, Etc.) of the Agreement shall be true and correct (except for de minimis inaccuracies) in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

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(iii) the representations and warranties of the Company set forth the first two sentences of Section 3.3(b) and the second sentence of Section 3.3(d) solely as such representations relate to the Company (Capitalization, Etc.) of the Agreement shall be true and correct in all material respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iv) the representations and warranties of the Company set forth in Section 3.5(a) (Absence of Changes) of the Agreement shall be true and correct in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time with respect to the earlier period set forth in Section 3.5;

(v) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (i) and (ii) above) shall be true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect under clause (b) of such definition;

(c) the Company shall have complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) since the date of the Agreement, there shall not have occurred any Event which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

(e) the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (b), (c), and (d) of this Annex I have been satisfied;

(g) there shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restricting, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

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(h) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, the Termination Condition and the conditions set forth in clauses (e) and (g) above) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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ANNEX II

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

JUNO THERAPEUTICS, INC.

1.	The name of the corporation is Juno Therapeutics, Inc. (the “Corporation”).

2.	The address of its registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, 19808, New Castle County, and the name of its registered agent at such address is Corporation Service Company.

3.	The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.	The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares, all of which shares shall be designated as common shares with a par value of $0.01 per share.

5.	The Corporation is to have perpetual existence.

6.	The business of the Corporation shall be managed by its Board of Directors. The bylaws may prescribe the number of directors; may provide for the increase or reduction thereof; and may prescribe the number necessary to constitute a quorum, which number may be less than a majority of the whole Board of Directors, but not less than the number required by law.

7.	To the fullest extent permitted by the General Corporation Law of Delaware, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended.

Subject to any provisions in the bylaws[1] related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

The Corporation shall have the power to indemnify, to the extent permitted by the General Corporation Law of Delaware, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Neither any amendment nor repeal of this Section 7, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this Section 7, shall eliminate or reduce the effect of this Section 7 in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Section 7, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

8.	Subject to such bylaws as may be adopted from time to time by the stockholders of the Corporation, the Board of Directors is expressly authorized to adopt, alter, amend and repeal the bylaws of the Corporation, but any bylaw adopted by the Board of Directors may be altered, amended or repealed by the stockholders of the Corporation.

9.	Subject to Section 7, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders of the Corporation herein are granted subject to this reservation.

* * *

[1]	Note: Bylaws of Blue Magpie Corporation to incorporate indemnification provisions from Juno Therapeutics, Inc. Bylaws.

THE UNDERSIGNED, said Juno Therapeutics, Inc., has caused this certificate to be executed by on this         day of                ,            .

JUNO THERAPEUTICS, INC.

By:
Name:
Title: